                                                                        CONTENTS




* Financial Highlights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

* President's Letter to the Stockholders . . . . . . . . . . . . . . . . . . . . . . . 3

* Management's Discussion and Analysis
         of Financial Condition and Results of Operations. . . . . . . . . . . . . . . 4

* Selected Consolidated Financial and Operating Data . . . . . . . . . . . . . . . .  13

* Financial Statements
         Consolidated Statements of Financial Condition  . . . . . . . . . . . . . .  15
         Consolidated Statements of Income   . . . . . . . . . . . . . . . . . . . .  16
         Consolidated Statements of Stockholders' Equity . . . . . . . . . . . . . .  17
         Consolidated Statements of Cash Flows   . . . . . . . . . . . . . . . . . .  18
         Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . .  19


* General Stockholder Information  . . . . . . . . . . . . . . . . . . . . . . . . .  35

* Independent Auditors' Report     . . . . . . . . . . . . . . . . . . . . . . . . .  35

* Board of Directors and Officers  . . . . . . . . . . . . . . . . . . . . . . . . .  36

* Managers and Service Locations   . . . . . . . . . . . . . . . . . . . . . . . . .  36

FINANCIAL HIGHLIGHTS


EXCEEDS ALL
FEDERAL
REGULATORY CAPITAL
REQUIREMENTS



(Dollars in Thousands)
- - ----------------------
                               CORE            TANGIBLE          RISK-BASED
                               ----            --------          ----------
Jefferson FSB               $28,321             $28,321             $29,000
Required                      7,777               3,889               5,627
                             ------              ------              ------

Excess                      $20,544             $24,432             $23,373
                            =======             =======             =======





         NET INCOME

Year ended
December 31
- - -----------
    1995        $2,673,734
    1994         2,328,575
    1993         1,891,675


   STOCKHOLDERS' EQUITY

December 31
- - -----------
    1995        $34,813,971
    1994         32,185,726
    1993         15,611,946


           ASSETS

December 31
- - -----------
    1995        $265,870,036
    1994         260,965,163
    1993         256,139,742


                           COMMUNITY REINVESTMENT ACT

                                               SATISFACTORY /X/

                                                       PRESIDENT'S LETTER TO THE
                                                                    STOCKHOLDERS


IT is with a great deal of pride that I am able to report "Jefferson Bancorp, Inc. has had a spectacular year." Increased income, increased stockholders' equity, increased assets and four dividend distributions were realized in 1995.

The local economy mirrored some of our success -- ending 1995 with several upbeats, especially for metro tourism. Local economic indicators lend validity to Jefferson's forecast of continued profitability, growth and strength.

During 1995, income rose to $2.67 million, with earnings per share of $1.29. As of December 31, 1995, assets totaled $265.9 million, a 1.9% increase over 1994 year-end figures. We also showed impressive growth in regulatory capital:
$28.3 million - core, $28.3 million - tangible and $29.0 million - risk-based, as compared with $26.7 million, $26.7 million and $27.3 million, respectively at year-end 1994.

Of course our numerical successes validate the faith of our shareholders and the trust our customers have placed with us. But the dedication, commitment and professionalism of our employees, staff and the Board of Directors also provide for successes beyond the numbers.

SERVICE:
Service and value.  That's what Jefferson has been about for more than 42
years.   At Jefferson FSB, we grow our business by making life easier for customers -- with a smile and personal commitment for you as an individual and a valued customer.

As a nation of people we are embracing an era of "Customer Service" where customers look beyond products, services and rates to find value, quality service and individual respect. For Jefferson, it means going the extra mile for a customer. Locally, we call it lagniappe. And it's our commitment to excellence.

PEOPLE:
In July 1995 JFSB was awarded an Affordable Housing Grant by the Federal Home Loan Bank. The grant enables Jefferson to provide mortgage assistance (down payment and closing costs) to area residents who otherwise would not be able to purchase a home. JFSB is proud to be given this opportunity for sharing the American Dream with the Federal Home Loan Bank and the communities we serve.

Historically the fall is a time for paint up, fix up and a general battening down of the hatches for winter. November 1995 was no exception at Jefferson Federal Savings Bank. With the help of Gretna's Senior Center, we located a neighbor who needed help with home maintenance projects. Jefferson FSB Board, staff and officers volunteered their off-hours to rehabilitate the exterior of the senior's home.

COMMUNITY:
In keeping with our commitment to the communities we serve, Jefferson continues to re-invest locally through active involvement and financial support as a corporate sponsor of numerous community and charitable organizations and events. In addition, we support various community housing programs, including several in-house lending plans. We feel these programs help to revitalize our neighborhoods with pride in home ownership.

On a more personal level, Jefferson employees take part in numerous community outreach programs. Employee participation, while filling a primary need for service volunteers, is also a source of input for designing products and services to meet the banking needs of the community.

In more than 4 decades, Jefferson's focus on the customer has not wavered, nor has our commitment to the time-honored principles of sound banking which we were founded on. We've grown a lot since we began in Gretna, back in 1953. And today our commitment to serve is stronger than ever. We continue to offer solid products, quality service and a lollipop to the children of our banking customers. To our shareholders we offer experience. We have constructed a sound framework for the future, building upon principles steeped in banking tradition and seasoned with strong, conservative management -- and bound together with a healthy respect for the people we serve.




KAREN L. KNIGHT,
PRESIDENT AND CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION


JEFFERSON BANCORP, INC. AND SUBSIDIARY FOR THE YEARS
ENDED DECEMBER 31, 1995, 1994 AND 1993


GENERAL
Jefferson Bancorp, Inc. (the Company) was organized in March 1994 at the direction of the Board of Directors of Jefferson Federal Savings Bank (the
Bank) for the purpose of holding all of the capital stock of the Bank and in order to facilitate the reorganization from the mutual holding company structure to the stock holding company structure. Prior to such reorganization, the Bank had 809,500 shares of common stock outstanding, of which 607,500 shares were held by Jefferson Federal Mutual Holding Company (the Mutual Holding Company).

The Mutual Holding Company, the Bank and the Company adopted the Plan of Conversion and Agreement and Plan of Reorganization (the Plan). Upon consummation of the following transactions pursuant to the Plan, the Bank became a wholly-owned subsidiary of the Company: (1) the Mutual Holding Company, which owned approximately 75% of the Bank, converted from mutual to stock form and simultaneously merged into the Bank, with the Bank being the surviving entity; (2) the Bank then merged into an interim institution (Interim), formed as a wholly-owned subsidiary of the Company, with the Bank being the surviving entity; and (3) the outstanding shares of the Bank's common stock (excluding shares held by the Mutual Holding Company, which were canceled), were exchanged for shares of common stock of the Company (Common Stock) pursuant to a ratio that resulted in the holders of such shares owning in the aggregate the same percentage of the Company as they owned of the Bank, before giving effect to such stockholders purchasing additional shares, receiving cash in lieu of fractional shares or exercising dissenters' rights (collectively, the Reorganization). In the public stock offering consummated immediately following the Reorganization, the Company sold 1,611,553 shares of Common Stock (including ESOP shares of 112,808) and issued exchange shares totaling 535,735, resulting in total outstanding shares at the time of the consummation of the Conversion of 2,147,288. The Reorganization and the stock offering are referred to herein as the "Conversion".

The Company is a unitary savings and loan holding company that conducts substantially all of its business through its wholly owned subsidiary, Jefferson Federal Savings Bank. The Company has no significant assets other than the shares of the Bank's common stock and United States Government and federal agency obligations purchased with the 40% of the net proceeds of the Conversion retained by the Company as well as through dividends from the Bank. Currently, the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. At the present time, the Company does not intend to employ any persons other than officers who are also officers of the Bank, and the Company will utilize the support staff of the Bank from time to time. The Board of Directors of the Company also serve as directors of the Bank.

The Bank, the subsidiary of the Company, is primarily engaged in attracting deposits from the general public and using those and other available sources of funds to originate loans secured primarily by single-family residences located in the New Orleans metropolitan area. The Bank also originates loans for the construction of single-family residences, loans secured by equity in single-family residences, consumer loans, loans secured by savings accounts, and loans which are secured by existing multi-family residential and nonresidential real estate. To complement its loan portfolio, the Bank also has a significant amount of investments in mortgage-backed securities and United States Government and federal agency obligations.

The stockholders of Jefferson Bancorp, Inc. approved the 1994 Management Recognition Plan and Trust ("MRP") at the annual meeting held on April 19, 1995. The OTS, by a letter dated May 31, 1995, advised the Company that it had no objection to the terms of this plan in the form approved by the Company's stockholders. The Board of Directors of the Company considered the expense to the Company of purchasing outstanding shares of its Common Stock in the marketplace to fund the MRP versus the effect of issuing authorized but unissued shares of its Common Stock to the MRP. The Board of Directors voted to authorize the issuance of 48,346 shares of authorized but unissued shares of its Common Stock to the MRP. These shares were issued to the MRP during September, 1995, resulting in shares outstanding as of December 31, 1995 of 2,195,634.

The accompanying consolidated financial statements and tables include the accounts of Jefferson Bancorp, Inc. and its wholly owned subsidiary, Jefferson Federal Savings Bank (collectively Jefferson). All significant intercompany balances have been eliminated in consolidation.

The following is management's discussion of factors that management believes are necessary for an understanding of Jefferson's financial statements. The discussion should be read in conjunction with Jefferson's consolidated financial statements.

The profitability of Jefferson depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing deposits and borrowings. Jefferson's net inc ome als o is dependent, to a lesser extent, on the level of its other income (including loan fees and service charges) and its general, administrative and other expenses, such as employee compensation and benefits, occupancy expenses, deposit insurance premiums, and miscellaneous other expenses, as well as federal income tax expense.

ASSET AND LIABILITY MANAGEMENT
The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities based on contractual maturities, adjusted for estimated prepayments and repricings. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

INTEREST RATE SENSITIVITY ANALYSIS
TABLE #1 (Dollars in Thousands)

The following table presents the difference between Jefferson's interest-earning assets and interest-bearing liabilities based on contractual maturities, adjusted for estimated prepayments and repricings at December 31, 1995. This table does not necessarily indicate the impact of general interest rate movements on Jefferson's net interest income because the repricing of certain assets and liabilities is subject to competitive and other limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.

                                                                           December 31, 1995
                                                --------------------------------------------------------------------
                                                          More Than  More Than    More Than
                                                             1 Year    3 Years      5 Years
                                                 1 Year          to         to           to         over
                                                or less     3 Years    5 Years     10 Years     10 Years       Total
                                                -------     -------    -------    ---------    ---------      ------
Interest-earning assets:
   Fixed-rate mortgage loans                    $ 6,057    $10,022   $  7,761     $  12,581     $ 14,059    $ 50,480
   Fixed-rate mortgage-
      backed securities (1)                      10,685     17,677     13,689        22,192       24,797      89,040
   Adjustable-rate mortgage loans and
      mortgage-backed securities(1)              23,252        ---        ---           ---          ---      23,252
   Consumer loans                                 3,541      1,368        602         1,212          ---       6,723
   Investment securities and other
      interest-earning assets(2)                 45,412     41,277      1,000           ---        1,318      89,007
                                              ---------  ---------  ---------     ---------     --------    --------
Total interest-earning assets                    88,947     70,344     23,052        35,985       40,174     258,502
                                              ---------  ---------  ---------     ---------     --------    --------
 Interest-bearing liabilities:(3)
   Passbook accounts                             37,030     20,737      3,318           626            7      61,718
   Money market accounts                         11,915      2,860        114             5          ---      14,894
   NOW accounts                                  13,854     13,299      4,788         2,484          209      34,634
   Certificate accounts                          62,373     47,348      6,234         1,864          ---     117,819
                                              ---------  ---------  ---------     ---------     --------    --------
Total interest-bearing liabilities              125,172     84,244     14,454         4,979          216     229,065
                                              ---------  ---------  ---------     ---------     --------    --------

Interest rate sensitivity gap                 $(36,225)  $(13,900)  $   8,598     $  31,006     $ 39,958    $ 29,437
                                              =========  =========  =========     =========     ========    ========

Cumulative interest rate sensitivity gap      $(36,225)  $(50,125)  $(41,527)     $(10,521)     $ 29,437    $ 29,437
                                              =========  =========  =========     =========     ========    ========

Percentage of cumulative gap
 to total assets                                -13.63%    -18.85%    -15.62%        -3.96%       11.07%      11.07%
                                              =========  =========  =========     =========     ========    ========

Cumulative ratio of interest-earning
 assets to interest-bearing liabilities          71.06%     76.06%     81.45%        95.40%      112.85%     112.85%
                                              =========  =========  =========     =========     ========    ========

(1) Adjustable-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due. Fixed-rate assets are included in the periods in which they are scheduled to be repaid based on scheduled amortization, in each case adjusted to take into account estimated prepayments. Fixed-rate mortgages and mortgage-backed securities were assumed to prepay at rates ranging from 12% for the first year to 12% per annum thereafter.

(2) Includes interest-bearing deposits, investment securities and stock in the FHLB of Dallas. FHLB stock has no maturity date; therefore, it is placed in the over 10 years category.

(3) Jefferson's negotiable order of withdrawal (NOW) accounts, passbook savings accounts and money market deposit accounts are generally subject to immediate withdrawal. However, management considers a certain portion of these accounts to be core deposits having significantly longer effective maturities based on Jefferson's retention of such deposits in changing interest rate environments. NOW accounts, passbook savings accounts and money market deposit accounts are assumed to be withdrawn at annual rates of 40%, 60% and 80%, respectively, of the declining balance of such accounts during the periods shown. It is assumed that certificates of deposit will not be withdrawn prior to maturity. Management believes these rates are indicative of expected withdrawal rates in a rising interest rate environment.

Jefferson's asset and liability management objectives are to (1) improve the rate sensitivity of its interest-earning assets and (2) increase the ratio of interest-sensitive assets to interest-sensitive liabilities with like maturities. Various methods are used to achieve these objectives, including selling most newly originated, fixed-rate mortgages with terms greater than 15 years, purchasing mortgage-backed securities with adjustable interest rates or short-term (seven years or less) balloons, and maintaining a high percentage of assets in relatively short-term, liquid investments. The investments have staggered maturities with planned cash flows to better enable Jefferson to react to changes in economic conditions and interest rates.

Management also presently monitors and evaluates the interest rate sensitivity of the Bank's net portfolio value on a quarterly basis (using the Office of Thrift Supervision's Interest Rate Risk Report), in order to ensure that interest rate risk is maintained within limits established by the Board of Directors. Based on the most recent report received from the OTS, the Bank's interest rate risk is within the guidlines established by the Board of Directors.

Table #1 summarizes the estimated maturities or repricing of Jefferson's interest-earning assets and interest-bearing liabilities as of December 31, 1995. Based on Jefferson's experience, management assumes that certain loans receivable and mortgage-backed securities will experience prepayments of principal and that a substantial portion of core deposits, despite being subject to immediate withdrawal terms, will have longer effective maturities.

Management believes that the assumptions utilized to evaluate the vulnerability of Jefferson's operations to changes in interest rates approximate actual experience and considers them reasonable; however, the interest-rate sensitivity of Jefferson's assets and liabilities could vary substantially from that shown in Table #1 if different assumptions are used or if actual experience differs from the historical experience on which the assumptions are based.

CHANGES IN FINANCIAL CONDITION
ASSETS. Jefferson's total assets have been relatively stable in recent years, increasing by $4.9 million or 1.9% to $265.9 million at December 31, 1995 from $261.0 million at December 31, 1994. The shift from investment securities to mortgage-backed securities began during the second quarter of 1995 and continued through the year. Mortgage-backed securities increased by $26.7 million or 33.5% in 1995 over 1994, due to purchases of $41.3 million, offset by principal repayments of $14.6 million. Investment securities decreased by $22.0 million or 21.1% during the year. Loans receivable, net increased by $1.0 million or 1.6% during this period, due primarily to increased loan demand. The increase in loan demand can generally be attributed to relatively low interest rates during 1995. The Bank is currently retaining most newly originated fixed-rate residential mortgage loans with terms of 15 years or less and selling most newly originated, fixed-rate residential mortgages with terms greater than 15 years. Investment securities consist primarily of short-term U.S. Government and federal agency securities. Mortgage-backed securities consist primarily of adjustable-rate or short-term (seven years or less) balloon mortgage-backed securities which are insured or guaranteed by the FHLMC, the GNMA or the FNMA. At December 31, 1995, approximately 85.2% of the Bank's mortgage-backed securities consisted of pools of adjustable-rate mortgages or mortgages with five to seven year balloon payments which serve to reduce the interest rate risk associated with changes in interest rates. Investing in adjustable-rate and short-term fixed-rate investments as well as maintaining a laddered maturity portfolio provides Jefferson with the flexibility to react to future economic events and rate changes.

LIABILITIES. Total liabilities increased by $2.3 million or 1.0% in 1995, due to a $2.1 million or 0.9% increase in deposits. This increase in deposits in 1995 was primarily due to a $1.6 million increase in certificate of deposit accounts. Jefferson attempts to control the flow of deposits by pricing its accounts to remain generally competitive with other financial institutions in its market area, but does not necessarily seek to match the highest rates paid by competing institutions.

STOCKHOLDERS' EQUITY. Total stockholders' equity was $34.8 million at December 31, 1995, an increase of $2.6 million from December 31, 1994. The increase was due to net income for the year of $2.7 million, plus principal payments and the recognition of shares earned for the ESOP and the MRP of $567,000, less dividends paid to stockholders and benefit plans of $613,000. The Company declared four quarterly dividends of $0.075 per share, or a total of $0.30 per share for the year ended December 31, 1995.

RESULTS OF OPERATIONS
Net income increased by $345,000 or 14.8% in 1995 and by $437,000 or 23.1% in 1994 over the respective prior years. The increase in 1995 was primarily due to an increase in net interest income after provision (recovery) for loan losses of $1.2 million or 16.0%, which was offset by a decrease in total noninterest income and an increase in total noninterest expense of $94,000 and $705,000, respectively. The increase in 1994 over 1993 was primarily due to an increase in net interest income before provision (recovery) for loan losses of $422,000 or 5.9%, as well as a recovery of loan losses during 1994 and a reduction in total noninterest expenses, offset by a reduction in total noninterest income.

NET INTEREST INCOME

Jefferson's net interest income is determined by its average interest rate spread (i.e., the difference between the average yields earned on its interest-earning assets and the average rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Jefferson's average interest rate spread increased during each of the last two years to 3.04% in 1995, from 2.75% in 1994 and 2.68% in 1993. The ratio of average interest-earning assets to average interest-bearing liabilities also increased during these same periods to 112.32% in 1995 from 107.79% in 1994 and 104.82% in 1993. Net interest income increased by $1.3 million or 17.7% in 1995 and by $422,000 or 5.9% in 1994.

The higher interest rate spread in 1995 was due to the average yield on total interest-earning assets increasing by more basis points than the average rate on deposits, while the increase in the interest rate spread in 1994 was due to the average yield on total interest-earning assets decreasing by less basis points than the average rate on deposits. The average yield on interest-earning assets increased by 86 basis points to 6.81% during 1995 from 5.95% during 1994, while the average rate paid on deposits increased by 57 basis points from 3.20% during 1994 to 3.77% during 1995. The average yield on interest-earning assets decreased by 14 basis points from 6.09% in 1993 to 5.95% in 1994, while the average rate paid on deposits decreased by 21 basis points from 3.41% to 3.20% during the same period. The average yields on investment securities and interest-bearing deposits, which are short-term assets, increased collectively by over 200 basis points from 1994 to 1995, and by 130 basis points from 1993 to 1994. The average yield on mortgage-backed securities, of which 85.2% were either adjustable-rate or balloon at December 31, 1995, increased by 47 basis points during the period from 1994 to 1995, after decreasing to 6.09% during 1994 from 6.39% during 1993. The average yield on loans declined to 8.53% during 1995 from 8.62% during 1994 and 9.17% during 1993. At December 31, 1995, the weighted average interest rate spread was 3.01%, compared to 3.04% for the year as a whole.

RATE/VOLUME ANALYSIS

Table #2 describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Jefferson's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (change in rate multiplied by prior year volume), (ii) changes in volume (change in volume multiplied by prior year rate), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.


RATE/VOLUME ANALYSIS
TABLE #2 (Dollars in Thousands)

                                                                  Year Ended December 31                  ,
                                               ------------------------------------------------------------
                                                      1995 vs. 1994                    1994 vs. 1993
                                               ---------------------------      ---------------------------
                                               Volume       Rate        Net      Volume       Rate       Net
                                               ------     -------    ------      ------     ------    ------
Interest income:
   Loans receivable(1)                         $(303)    $  (57)    $(360)     $(1,528)    $(452)  $(1,980)
   Mortgage-backed securities                   1,471        334     1,805        1,072     (157)       915
   Investment securities                           24      1,481     1,505          804       226     1,030
   Other interest-earning assets                (687)        211     (476)        (598)       397     (201)
                                               ------    -------    ------      -------    ------   -------
Total interest income                             505      1,969     2,474        (250)        14     (236)
                                               ------    -------    ------      -------    ------   -------

Interest expense:
   Deposits                                     (197)      1,345     1,148        (153)     (501)     (654)
   Other borrowed money                             0        (7)       (7)          (4)       (1)       (5)
                                               ------    -------    ------      -------    ------   -------
Total interest expense                          (197)      1,338     1,141        (157)     (502)     (659)
                                               ------    -------    ------      -------    ------   -------

Increase (decrease) in net
 interest income                               $  702        631     1,333         (93)       516       423
                                               ======    =======    ======      =======    ======   =======


(1) Includes loans held for sale during the respective periods.

INTEREST INCOME
Interest on loans decreased by $360,000 or 6.5% in 1995 and by $2.0 million or 26.3% in 1994 from the respective prior periods. The decreases were due to declines in the average balance and, to a lesser extent, in the average yield. The average balance of the loan portfolio decreased by $3.6 million or 5.5% in 1995 and by $17.7 million or 21.6% in 1994. The reduction in the average balance of loans receivable during 1994 and the first half of 1995 was due primarily to reduced loan demand, as well as loan repayments and prepayments
exceeding loan originations.   Loan demand did start to improve during the
second half of 1995. Loan repayments exceeded loan originations during 1994 and 1993; however, loan originations exceeded loan repayments during 1995. In addition, since late 1991, the Bank has originated most fixed-rate residential mortgages with terms greater than 15 years only for sale in the secondary market. A total of $1.6 million in loans were sold in 1995 and 1994. The Bank retains most newly originated fixed-rate residential loans with terms of 15 years or less. The average yield on the loan portfolio has declined to 8.53% for 1995, from 8.62% for 1994 and 9.17% for 1993. Interest on mortgage-backed securities increased by $1.8 million or 42.3% in 1995 over 1994, primarily due to a $23.2 million increase in the average balance, coupled with a 47 basis point increase in the yield during this period. Interest on mortgage-backed securities increased by $915,000 or 27.3% in 1994 over 1993. This increase in 1994 was due to an increase in the average balance of $17.6 million, which was slightly offset by a decline in the average yield to 6.09% from 6.39% in the respective prior period. The increases in the average balance during 1995 and 1994 were due to purchases of mortgage-backed securities amounting to $41.3 million and $32.4 million, respectively. As investment securities matured, the proceeds were primarily reinvested in mortgage-backed securities.

Interest on investment securities increased by $1.5 million or 35.3% in 1995 and by $1.0 million or 31.8% in 1994 over the respective prior periods. The increase in 1995 was primarily due to an increase in the average yield from 4.57% during 1994 to 6.16% during 1995. The increase in 1994 was primarily due to significant purchases of U.S. government and agency securities during this period, coupled with a 30 basis point increase in the yield from 4.27% in 1993 to 4.57% in 1994. Investment securities (including FHLB stock) totaled $83.3 million at December 31, 1995, compared to $105.2 million at December 31, 1994 and $86.7 million at December 31, 1993. The increase in the average yield in 1995 was primarily due to purchases of investment securities in 1995 with a weighted average yield of 6.42%.

AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID TABLE #3 (Dollars in Thousands)

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and income rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. Average balances have been calculated on a monthly basis.

                                                                          Year Ended December 31,
                                           ----------------------------------------------------------------------------------------
                                                       1995                          1994                         1993
                                           ----------------------------  --------------------------    ----------------------------
                                           Average               Yield/  Average             Yield/    Average               Yield/
                                           Balance   Interest   Rate(1)  Balance   Interest    Rate    Balance   Interest      Rate
                                           -------   --------   -------  -------  --------- -------    -------   --------   -------
Interest-earning assets:
   Loans(2)                                $60,662    $5,177     8.53%   $64,219    $ 5,537   8.62%    $81,951   $7,517      9.17%
   Mortgage-backed securities               92,466     6,069     6.56     70,037      4,264   6.09      52,433    3,349      6.39
   Investment securities                    93,721     5,771     6.16     93,330      4,266   4.57      75,727    3,236      4.27
   Other interest-earning assets             9,758       459     4.70     24,377        935   3.84      39,955    1,136      2.84
                                          --------   -------   -------   -------    ------- -------   --------  -------    ------
   Total interest-earning assets           256,607    17,476     6.81    251,963     15,002   5.95     250,066   15,238      6.09
                                                     -------   -------              ------- -------             -------    ------

Non-interest-earning assets                  8,011                         7,369                         6,793
                                          --------                        ------                      --------

Total assets                              $264,618                      $259,332                      $256,859
                                          ========                      ========                      ========

Interest-bearing liabilities:
   Deposits                               $228,461     8,621     3.77%  $233,676      7,473   3.20%   $238,450    8,127      3.41%
   Borrowed money                              ---       ---      ---         78          7   8.97         118       12     10.17
                                          --------   -------   -------  --------    ------- -------   --------   ------    ------
   Total interest-bearing liabilities      228,461     8,621     3.77    233,754      7,480   3.20     238,568    8,139      3.41
                                                     -------   -------              ------- -------              ------    ------
 Non-interest bearing liabilities            4,134                         3,716                         3,707
                                          --------                      --------                      --------

Total liabilities                          232,595                       237,470                       242,275

Stockholders' equity                        32,023                        21,862                        14,584
                                          --------                      --------                      --------

Total liabilities and stockholders'
  equity                                  $264,618                      $259,332                      $256,859
                                          ========                      ========                      ========

Net interest income; interest rate spread             $8,855     3.04%               $7,522   2.75%              $7,099      2.68%
                                                     =======   =======              =======   =====              ======    =======

Net interest margin(3)                                           3.45%                        2.99%                          2.84%
                                                               =======                        =====                        ========

Average interest-earning assets
   to average interest-bearing
   liabilities                                                 112.32%                      107.79%                        104.82%
                                                               =======                      =======                        =======

(1) At December 31, 1995, the weighted averaged rates paid were as follows: loans, 8.36%; mortgage-backed securities, 6.53%; investment securities, 6.33%; other interest-earning assets, 5.69%; total interest-earning assets, 6.89%; deposits, 3.88%; borrowed money, 0%; total interest-bearing liabilities, 3.88%; and interest rate spread, 3.01%.

(2) Includes loans held for sale and non-accrual loans during the respective periods.

(3) Net interest margin is net interest income divided by average interest-earning assets.

Interest on other interest-earning assets, which consist of interest-bearing deposits, decreased by $476,000 or 50.9% in 1995 and by $201,000 or 17.7% in 1994 from the respective prior periods. The decreases in 1995 and 1994 were due to significant declines in the average balance of 39.0% in 1994 and 60.0% in 1995, which were partially offset by increases in the average yield to 4.70% in 1995 from 3.84% in 1994 and 2.84% in 1993. The increases in the average yield in 1995 and 1994 reflect a slight increase in general market interest rates. The decreases in the average balance in 1995 and 1994 resulted from Jefferson using interest-bearing deposits to purchase higher yielding mortgage-backed securities and investment securities.

Total interest income increased by $2.5 million or 16.5% in 1995 after decreasing by $236,000 or 1.6% in 1994 from the respective prior periods. The increase in 1995 was primarily due to an increase in the average balance of total interest-earning assets, coupled with an increase in the average yield on total interest-earning assets to 6.81% in 1995 from 5.95% in 1994, while the decrease in 1994 was primarily due to a decline in the average yield on total interest-earning assets to 5.95% in 1994 from 6.09% in 1993. The higher yield in 1995 reflects the higher yield on both investment securities and mortgage-backed securities, due in part to a slight increase in general market rates during the first half of 1995. The lower yield in 1994 reflects a shift in assets from loans to mortgage-backed securities and investment securities, due to reduced loan demand as well as loan repayments exceeding loan originations and the sale of most newly originated, fixed-rate mortgages with terms greater than 15 years. The lower yield in 1994 was partially offset by a slight increase in the average balance of total interest-earning assets.

INTEREST EXPENSE
Interest on deposits increased by $1.1 million or 15.4% in 1995 after decreasing by $654,000 or 8.0% in 1994 from the respective prior periods. The increase in 1995 reflects an increase in the average rate paid to 3.77% during 1995 from 3.20% in 1994, which was partially offset by a $5.2 million or 2.2% decrease in the average balance of deposits during this period. The decrease in 1994 was due to a decline in the average rate paid to 3.20% in 1994 from 3.41% in 1993, coupled with a decrease in the average balance of $4.8 million
or 2.0% during the same period.   During 1994, general market rates of interest
increased slightly and Jefferson responded by increasing the rate paid on most certificate of deposit accounts. These rates started to drop slightly during the latter half of 1995, as the Federal Reserve Board began to drop the federal funds rate and financial institutions responded by dropping lending and deposit rates.

The only borrowing in the last three years was a $140,000 loan from a third party by the Bank's Employee Stock Ownership Plan ("ESOP"). The loan was repaid as part of the Conversion and establishment of the Company's ESOP. During 1994 and 1993, respectively, the ESOP purchased 112,808 and 37,138 shares of common stock from Jefferson. As part of the Conversion, the remaining liability was paid to the third party lender by the Company, in exchange for a new note with a variable interest rate based on the prime rate, maturing in December 1997.
To purchase the 1994 shares, the ESOP borrowed funds from the Company; these funds will be repaid over a seven-year period at a variable interest rate based on the prime rate.

PROVISION FOR LOAN LOSSES
The provision (recovery) for loan losses was $101,000, ($27,000), and $131,000 in 1995, 1994, and 1993, respectively. The increase in the provision for loan losses in 1995 over 1994 was the result of management's review of its loan portfolio and its conservative allowance methodology. The recovery into income during 1994 of a portion of Jefferson's prior provisions reflected an improvement in the local economy and declines in the loan portfolio and total non-performing assets. Non-performing assets and troubled debt restructurings totaled $1.6 million or 0.59% of total assets at December 31, 1995, as compared to $1.9 million or 0.73% of total assets at December 31, 1994 and $2.5 million or .96% of total assets at December 31, 1993. The allowance for loan losses amounted to $691,000 or 1.09% of the gross loan portfolio (including loans held for sale) at December 31, 1995.

NONINTEREST INCOME
Service charges on deposit accounts decreased by $22,000 or 2.3% during 1995, after increasing slightly by $4,000 or 0.46% in 1994 from the respective prior periods. The service charges primarily consist of checking account fees, minimum balance charges and overdraft fees. This balance fluctuates depending on transaction volume.

Income from real estate owned operations decreased by $6,000 or 100% in 1995 and by $9,000 or 61.5% in 1994 from the respective prior periods. The reduction in 1995 was due to a reduction in the number of properties held, while the decrease in 1994 was primarily due to a decrease in rental income on real estate owned. There was no real estate owned at December 31, 1995 as compared to $74,000 and $19,000 at December 31, 1994, and 1993, respectively.

Gain on sale of real estate owned decreased by $24,000 or 77.4% during 1995 after increasing slightly by $2,000 or 7.0% during 1994. As noted above, the balance of real estate owned decreased significantly during 1995 as compared to 1994.

Late charges on loan accounts has remained relatively stable, decreasing by $3,000 or 6.7% in 1995 and by $3,000 or 5.5% in 1994 from the respective prior period.

Other noninterest income, which consists primarily of income from fees recognized upon the sale of loans, as well as income from the sale of consigned items (travelers checks, etc.), annuity commissions and miscellaneous income, decreased by $39,000 or 21.2% in 1995 and by $157,000 or 46.1% in 1994 from the respective prior periods. The decrease in 1995 was primarily due to an $18,000 decrease in fees recognized on the sale of loans during 1995 as compared to 1994, coupled with a decrease in commissions earned on the sale of annuities of $20,000 or 61.6% during the same period. The decrease in other noninterest income in 1994 was primarily due to a substantial decrease in the amount of fixed-rate mortgages originated for sale, with a corresponding decrease in the amount of loans sold. Total loans sold amounted to $0.7 million, $0.9 million and $7.7 million in 1995, 1994 and 1993, respectively. Loans held for sale amounted to $87,000 at December 31, 1995. There were no loans held for sale at December 31, 1994. Commissions earned on the sale of annuities decreased by $16,000 or 33.4% during 1994, due to a decline in the volume of annuities sold. Jefferson began selling annuities during 1993. The remaining noninterest income items, such as income from the sale of consigned items, remained relatively stable over the period from 1993 to 1995.

Total noninterest income decreased by $94,000 or 7.8% in 1995 and by $163,000 or 11.8% in 1994 from the respective prior periods, as each category of noninterest income declined in 1995. During 1994, each category of noninterest income, except service charges on deposit accounts and gain (loss) on sale of real estate owned, net declined. The largest dollar declines in 1995 were in gain (loss) on sale of REO and other noninterest income, while the largest declines in 1994 were in real estate owned operations and other noninterest income.

NONINTEREST EXPENSE
Compensation and benefits increased by $605,000 or 22.4% in 1995 and by $51,000 or 1.9% in 1994 from the respective prior periods. The increase in 1995 was primarily due to a $464,000 increase in compensation expense recognized for the ESOP and the MRP over the prior year, as well as increases in salary expense due to normal salary adjustments. The 1994 MRP was approved at the annual meeting of stockholders held on April 19, 1995. The increase in 1994 was primarily due to compensation expense recognized for the ESOP. In addition, compensation and benefits expense was reduced in 1993 due to a $63,000 refund from the Bank's health insurance company, which reduced the expense in that year.

Occupancy expense, which consists primarily of rent expense, utilities and building security expenses, increased by $11,000 or 4.9% in 1995 after decreasing by less than 1% in 1994 from the respective prior periods. The increase in 1995 was primarily due to slight increases in building security and utility expenses.

SAIF deposit insurance premiums decreased by $16,000 or 3.0% in 1995 and by $15,000 or 2.7% in 1994 over the respective prior periods. The decrease in 1995 was primarily due to a decrease in the average assessment base, while the decrease in 1994 was due to a decrease in the average assessment base, coupled with a decrease in the premium assessment rate to $0.23 per $100 of domestic deposits for the year 1994 from $0.26 per $100 of domestic deposits for the year 1993 (due to the Bank's lower risk classification), which was offset by the elimination of the secondary reserve credit effective for the six-month period beginning January 1993.

The (recovery) provision for real estate losses amounted to $(4,000), $3,000, and $5,000 in 1995, 1994, and 1993, respectively. The recovery in 1995 was due to the sale of the remaining two pieces of REO during 1995. The decrease in the provision during 1994 was due to reduced real estate owned activity. These expense reductions are a reflection of the improvements in the local economy. There was no real estate owned as of December 31, 1995.

Depreciation and amortization expense decreased by $57,000 or 19.5% in 1995 and by $48,000 or 14.0% in 1994 over the respective prior periods. These decreases were due to decreases in office properties and equipment of 6.0% and 7.2% during the years 1995 and 1994, respectively, as a result of reduced expenditures and fully depreciated assets.

NOW checking expense decreased by $4,000 or 1.7% in 1995 and by $15,000 or 5.9% in 1994 over the respective prior periods. These expenses fluctuate depending on transaction volume.

Other noninterest expense, which primarily consists of professional fees, advertising expenses, data processing fees, office supplies, insurance costs and general regulatory assessments and operational expenses, increased by $173,000 or 12.5% in 1995 after decreasing by $9,000 or less than 1% in 1994 over the respective prior periods. The increase in 1995 was primarily due a $104,000 increase in the assessment for the Louisiana shares tax in 1995 over the prior year, as well as a $60,000 increase in legal fee expenses (due primarily to expenses related to the benefit plans approved at the 1995 annual meeting of stockholders) during 1995 as compared to 1994. The decrease in 1994 was primarily due to decreases in legal fees, office supplies expenses and postage and freight expenses, which were offset by increases in audit expenses as well as assessments for the 1994 Louisiana shares tax.

Total noninterest expense increased by $705,000 or 13.1% during 1995 after decreasing by less than 1% in 1994. The largest dollar increases in 1995 were in compensation and benefits expense and other noninterest expense. During 1994, each expense category declined, other than compensation and benefits.

INCOME TAX EXPENSE
Total income tax expense increased by $61,000 or 5.8% in 1995 and by $19,000 or 1.8% in 1994, compared to the respective prior periods. The increase in 1995 was primarily due to an increase in pre-tax income of $406,000 or 12.0%, which was offset by a decline in the effective tax rate from 31.0% in 1994 to 29.3% in 1995. The increase in 1994 was primarily due to an increase in pre-tax income of $456,000 or 15.3%, which was offset by a decline in deferred taxes related to the tax provision for loan loss reserves. The effective tax rate has declined since 1992 as a result of the reduction in book to tax timing differences and the increase in the loan and mortgage-backed securities portfolio. See Notes 1 and 9 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES
The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings institution maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. At December 31, 1995, the Bank's liquidity was 70.9% or $148.6 million in excess of the minimum OTS requirement.

Cash was generated by Jefferson's operating activities during the years ended December 31, 1995, 1994 and 1993, primarily as a result of net income in each period. The adjustments to reconcile net income to net cash provided by operations during the periods presented consisted primarily of loans originated for sale, loans sold, amortization of the premiums and discounts on investments, depreciation and amortization expense, provision (recovery) for loan losses and increases or decreases in various receivable and payable accounts. The primary investing activities of Jefferson are the origination of loans and the purchase of investment and mortgage-backed securities, which are primarily funded with the proceeds from repayments and prepayments on existing loans and mortgage-backed securities and the maturity of investment securities. Because of the significant purchases of investment and mortgage-backed securities in 1994 and mortgage-backed securities in 1995, investing activities resulted in a net use of cash in 1995 and 1994. In 1993, investing activities provided $5.0 million of cash as principal repayments on loans and mortgage-backed securities increased while the total amount of investment and mortgage-backed securities purchased decreased. The primary financing activity consists of deposits, which increased in 1995 after decreasing in 1994 and 1993. During 1994 and 1993, Jefferson also had proceeds from stock issuance.

At December 31, 1995, Jefferson had outstanding commitments to originate $773,000 of single-family residential loans and $59,000 of consumer loans. At the same date, the total amount of certificates of deposit which were scheduled to mature in the following 12 months was $62.4 million. Jefferson believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits to the extent desired. If the Bank requires funds beyond its internal funding capabilities, advances from the FHLB of Dallas are available as an additional source of funds.

The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of 1.50%, 3.00% and 8.00%, respectively. At December 31, 1995, the Bank exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 10.92%, 10.92% and 41.23%, respectively. See Table #4 and Note 10 to the Consolidated Financial Statements.

JEFFERSON FEDERAL SAVINGS BANK
REGULATORY CAPITAL
TABLE #4 (Dollars in Thousands)

                                                            December 31, 1995
                                           ----------------------------------------------------
                                           Actual         %      Required  %      Excess     %
                                           -------   ------      -----   -----    ------  -----
Core capital to
  adjusted assets                          $28,321   10.92%      7,777   3.00%    20,544   7.92%

Tangible capital to
  adjusted total assets                     28,321   10.92%      3,889   1.50%    24,432   9.42%

Total capital to risk-weighted assets       29,000   41.23%      5,627   8.00%    23,373  33.23%

IMPACT OF INFLATION AND CHANGING PRICES
The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Jefferson's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Jefferson's performance than does the effect of inflation.

                                    SELECTED

                                  CONSOLIDATED

                            FINANCIAL AND OPERATING


                                      DATA

SELECTED CONSOLIDATED FINANCIAL AND
OPERATING DATA


JEFFERSON BANCORP, INC. AND SUBSIDIARY FOR THE YEARS
ENDED DECEMBER 31, 1995, 1994, 1993, 1992, AND 1991

================================================================================

                                                      1995      1994       1993       1992         1991
                                                   -------    ------     ------    -------      -------
                                                                  (Dollars in Thousands)
AT YEAR END:
Assets                                             $265,870   260,965    256,140   256,922      249,153
Cash and cash equivalents                             7,485     9,128     31,638    25,738       32,988
Other interest-bearing deposits                         400       100      1,583    11,336       22,481
Investment securities                                81,996   103,984     85,052    68,720       15,909
Mortgage-backed securities, net                     106,352    79,651     61,954    50,403       51,140
Loans receivable, net                                62,306    61,354     68,994    93,114      118,302
Loans held for sale                                      87       ---         32       252          ---
Deposits                                            229,065   226,996    238,645   242,613      236,337
FHLB advances and other borrowings                      ---       ---        112       ---          ---

Stockholders' equity(1)                              34,814    32,186     15,612    12,403       10,547
Full service offices (2)                                  7         7          7         7            7

FOR THE YEAR ENDED:(5)
Total interest income                                17,476    15,002     15,238    17,727       20,075
Total interest expense                                8,621     7,480      8,139    10,402       14,466
                                                  ---------  --------  ---------  --------    ---------

Net interest income                                   8,855     7,522      7,099     7,325        5,609
Provision (recovery) for loan losses                    101      (27)        131       243          432
                                                  ---------  --------  ---------  --------    ---------

Net interest income after
  provision (recovery) for loan losses                8,754     7,549      6,968     7,082        5,177
Noninterest income                                    1,116     1,210      1,373     1,416        1,248
Noninterest expense                                   6,087     5,382      5,420     5,434        5,558
                                                  ---------  --------  ---------  --------    ---------

Income before income taxes                            3,783     3,377      2,921     3,064          867
  Income taxes                                        1,109     1,048      1,029     1,208          417
                                                  ---------  --------  ---------  --------    ---------

Net income                                           $2,674     2,329      1,892     1,856          450
                                                  =========  ========  =========  ========    =========

Earnings per share(3)                                $ 1.29      1.12       0.89
                                                  =========  ========  =========


Selected Operating Ratios:(5)
  Return on average assets                            1.01%      .90%      0.74%     0.72%        0.18%
  Return on average equity                            8.35%    10.65%     12.97%    15.70%        4.33%
  Average equity to average assets                   12.10%     8.43%      5.68%     4.60%        4.23%
  Dividend payout ratio (3)(4)                       23.26%    19.42%     19.10%       N/A          N/A





   (1)  Retained earnings prior to 1993.
   (2) Jefferson's branch office located at 2330 Barataria Boulevard, Marrero, Louisiana does not accept loan applications.
   (3) No shares of common stock were outstanding prior to consummation of the mutual holding company formation on January 1, 1993.
   (4) Earnings per share for 1993 have been restated to reflect the 1994 Conversion.
   (5) Certain amounts for the years ended December 31, 1994, 1993, 1992 and 1991 have been reclassified.

                                                      CONSOLIDATED STATEMENTS OF
                                                             FINANCIAL CONDITION

JEFFERSON BANCORP, INC. AND SUBSIDIARY
DECEMBER 31, 1995 AND 1994

                                                                                     1995                 1994
==============================================================================================================
ASSETS
Cash on hand and in banks                                                    $  2,191,816            2,277,168
Interest-bearing deposits                                                       5,293,658            6,850,468
                                                                             ------------         ------------
    Cash and cash equivalents                                                   7,485,474            9,127,636

Other interest-bearing deposits                                                   400,000              100,000
Investment securities (market value of $82,677,566 and$102,576,235
    at December 31, 1995 and 1994, respectively) - (note 2)                    81,996,010          103,983,856
Mortgage-backed securities (market value of $107,347,424 and $75,872,908
    at December 31, 1995 and 1994, respectively) - (note 3)                   106,351,679           79,651,547
Loans receivable, net (note 4)                                                 62,305,890           61,354,018
Loan held for sale                                                                 87,230                  ---
Office properties and equipment, net (note 6)                                   2,490,964            2,649,782
Real estate owned, net (note 5)                                                       ---               73,885
Federal Home Loan Bank stock, at cost                                           1,318,000            1,206,300
Accrued interest receivable (note 7)                                            2,358,606            2,032,003
Prepaid assets                                                                    389,543              377,426
Other assets                                                                      686,640              408,710
                                                                             ------------         ------------
                                                                             $265,870,036          260,965,163
                                                                             ============         ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (note 8)                                                             229,065,137          226,996,045
Advance payments by borrowers for taxes and insurance                             716,131              680,658
Income taxes (note 9):
    Payable                                                                       231,832              120,648
    Deferred                                                                      307,868              480,363
Accrued interest payable                                                           94,928               84,517
Other liabilities                                                                 640,169              417,206
                                                                             ------------         ------------

       Total liabilities                                                      231,056,065          228,779,437
                                                                             ------------         ------------

Stockholders' equity:
    Common stock, $0.01 par value, 10,000,000 shares authorized;
      2,195,634 and 2,147,288 shares issued and outstanding
      at December 31, 1995 and 1994, respectively                                  21,957               21,473
    Paid-in capital in excess of par                                           18,552,189           17,511,152
    Unearned compensation (note 11)                                            (1,651,115)         (1,171,791)
    Retained earnings, substantially restricted                                17,890,940           15,824,892
                                                                             ------------         ------------

      Total stockholders' equity                                               34,813,971           32,185,726
                                                                             ------------         ------------

                                                                             $265,870,036          260,965,163
                                                                             ============         ============

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED
STATEMENTS OF INCOME

JEFFERSON BANCORP, INC. AND SUBSIDIARY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                             1995             1994             1993
===================================================================================================================
Interest income:
    Loans receivable                                                  $ 5,177,016        5,537,317        7,517,011
    Mortgage-backed securities                                          6,069,058        4,264,023        3,348,519
    Interest-bearing deposits                                             459,014          934,609        1,136,308
    Investment securities and dividends on stock of
      Federal Home Loan Bank                                            5,771,234        4,265,591        3,236,474
                                                                      -----------      -----------       ----------
        Total interest income                                          17,476,322       15,001,540       15,238,312
                                                                      -----------      -----------       ----------

Interest expense:
    Deposits (note 8)                                                   8,621,474        7,472,984        8,127,166
    Other borrowed money (note 11)                                            ---            7,087           11,655
                                                                      -----------      -----------       ----------
        Total interest expense                                          8,621,474        7,480,071        8,138,821
                                                                      -----------      -----------       ----------

        Net interest income before provision (recovery)
          for loan losses                                               8,854,848        7,521,469        7,099,491

Provision (recovery) for loan losses (note 4)                             100,754         (27,387)          131,361
                                                                      -----------      -----------       ----------

        Net interest income after provision (recovery) for
          loan losses                                                   8,754,094        7,548,856        6,968,130
                                                                      -----------      -----------       ----------

Noninterest income:
    Service charges on deposit accounts                                   921,944          944,198          939,875
    Real estate owned operations                                              ---            5,975           15,508
    Gain on sale of real estate owned, net                                  7,140           31,087           29,066
    Late charges on loan accounts                                          42,394           45,194           47,814
    Other                                                                 144,600          183,594          340,394
                                                                      -----------      -----------       ----------
        Total noninterest income                                        1,116,078        1,210,048        1,372,657
                                                                      -----------      -----------       ----------

Noninterest expense:
    Compensation and benefits                                           3,310,507        2,704,658        2,653,288
    Occupancy                                                             235,076          224,229          224,697
    SAIF deposit insurance premiums                                       525,239          541,426          556,174
    Provision (recovery) for real estate losses (note 5)                   (3,888)           2,878            4,936
    Depreciation and amortization                                         236,184          293,553          341,309
    NOW checking expense                                                  232,581          236,647          251,505
    Other                                                               1,551,584        1,378,862        1,388,080
                                                                      -----------      -----------       ----------
        Total noninterest expense                                       6,087,283        5,382,253        5,419,989
                                                                      -----------      -----------       ----------

Income before provision (benefit) for income taxes                      3,782,889        3,376,651        2,920,798
                                                                      -----------      -----------       ----------
Income tax expense provision (benefit):
    Current                                                             1,281,650        1,057,502          951,803
    Deferred                                                             (172,495)          (9,426)          77,320
                                                                      -----------      -----------       ----------
        Total income tax expense                                        1,109,155        1,048,076        1,029,123
                                                                      -----------      -----------       ----------

        Net income                                                    $ 2,673,734        2,328,575        1,891,675
                                                                      ===========      ===========       ==========

Earnings per share                                                    $      1.29             1.12             0.89
                                                                      ===========      ===========       ==========





SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                      CONSOLIDATED STATEMENTS OF
                                                            STOCKHOLDERS' EQUITY

JEFFERSON BANCORP, INC. AND SUBSIDIARY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
===============================================================================


                                                                                Paid-in
                                                             Common stock       capital
                                                             ------------      in excess     Retained        Unearned
                                                           Shares    Amount     of par       earnings   compensations     Total
                                                           ------    ------   ----------     --------   -------------   ---------
  Balance at December 31, 1992                                ---  $    ---          ---    12,402,822            ---   12,402,822

Issuance of common stock to Mutual Holding
  Company (note 15)                                     1,611,552    16,116     (16,116)           ---            ---          ---
Equity retained by Mutual Holding Company (note 15)           ---       ---          ---     (110,000)            ---    (110,000)
Issuance of common stock                                  477,497     4,775    1,408,612           ---            ---    1,413,387
Issuance of common stock to employee benefit
  plans (note 11)                                          53,055       531      199,469           ---      (200,000)         ---
Award of common stock in management recognition
  plan (note 11)                                              ---       ---          ---           ---         60,000       60,000
Payment of ESOP liability (note 11)                           ---       ---        6,212           ---         28,000       34,212
Issuance of additional common stock                         2,653        26        9,974           ---            ---       10,000
Dividends declared for minority interest in
  Bank (note 15)                                              ---       ---          ---      (90,150)            ---     (90,150)
Dividends declared and waived
  by Mutual Holding Company                                   ---       ---      273,375     (273,375)            ---          ---
Net income for 1993                                           ---       ---          ---     1,891,675            ---    1,891,675
                                                      -----------  --------   ----------    ----------    -----------   ----------

  Balance at December 31, 1993                          2,144,757    21,448    1,881,526    13,820,972      (112,000)   15,611,946

Cancellation of Mutual Holding Company (note 15)      (1,611,552)  (16,116)       16,116           ---            ---          ---
Issuance of common stock in plan of conversion
  and reorganization, net of 123 fractional shares
  acquired (notes 11 and 15)                            1,611,430    16,114   15,299,887       110,000    (1,128,080)   14,297,921
Payment of ESOP liability                                     ---       ---       30,275           ---         68,289       98,564
Issuance of additional common stock                         2,653        27        9,973           ---            ---       10,000
Dividends declared for minority interest
   in Bank (note 15)                                          ---       ---          ---      (86,061)            ---     (86,061)
Dividends declared and waived by Mutual Holding
   Company (note 15)                                          ---       ---      273,375     (273,375)            ---          ---
Dividends declared by Company                                 ---       ---          ---      (75,219)            ---     (75,219)
Net income for 1994                                           ---       ---          ---     2,328,575            ---    2,328,575
                                                      -----------  --------   ----------    ----------    -----------  -----------

  Balance at December 31, 1994                          2,147,288   $21,473   17,511,152    15,824,892    (1,171,791)   32,185,726

Award of common stock to employee benefit
   plan (note 15)                                          48,346       484      845,572           ---      (846,055)            1
Dividends declared by Company                                 ---       ---          ---     (607,686)            ---    (607,686)
Earned employee benefit plans (notes 11 and 15)               ---       ---      195,465           ---        366,731      562,196
Net income for 1995                                           ---       ---          ---     2,673,734            ---    2,673,734
                                                      -----------  --------   ----------    ----------    -----------  -----------

  Balance at December 31, 1995                          2,195,634   $21,957   18,552,189    17,890,940    (1,651,115)   34,813,971
                                                      ===========  ========   ==========    ==========    ===========   ==========





SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS
OF CASH FLOWS

JEFFERSON BANCORP, INC. AND SUBSIDIARY
DECEMBER 31, 1995, 1994 AND 1993

                                                                                 1995            1994           1993
=========================================================================================================================
Cash flows from operating activities:
    Net income                                                            $  2,673,734        2,328,575        1,891,675
    Adjustments to reconcile net income to net cash provided
    by operating activities:
        Depreciation and amortization                                          236,184          293,553          341,309
        Amortization of premiums and discounts, net                          (221,378)          891,446        1,100,690
        Provision (benefit) for deferred income taxes                        (172,495)          (9,426)           77,320
        Gain on sale of real estate owned                                      (7,140)         (31,087)         (29,066)
        Employee Stock Ownership and Management Recognition Plans              567,327           98,564           94,212
        Mortgage loans originated for sale                                   (740,980)        (895,884)      (7,489,790)
        Proceeds from sale of mortgage loans originated for sale               653,750          927,963        7,710,011
        FHLB stock dividends                                                  (82,700)         (59,200)         (56,200)
        Provisions (recovery) for loan and real estate owned losses             96,866         (24,509)          136,297
        Increase in accrued interest receivable                              (326,603)         (32,216)         (84,206)
        (Increase) decrease in other assets and other liabilities, net          54,511        (384,409)           74,761
                                                                          ------------     ------------     ------------
                         Net cash provided by operating activities           2,731,076        3,103,370        3,767,013
                                                                          ------------     ------------     ------------
Cash flows from investing activities:
    Mortgage loan originations, net of loans originated for sale           (9,840,515)      (5,497,703)      (2,998,000)
    Principal repayments of loans receivable                                 8,875,049       12,941,189       26,990,552
    Purchase of mortgage-backed securities                                (41,369,039)     (32,393,874)     (26,216,779)
    Principal repayments on mortgage-backed securities                      14,562,486       14,424,960       14,345,715
    (Increase) decrease in other interest-bearing deposits                   (300,000)        1,483,000        9,753,000
    Maturities (purchases) of investment securities, net                    22,284,485     (19,518,797)     (17,112,048)
    Proceeds from the sale of real estate owned                                 28,913          164,526          435,456
    Purchase of office properties and equipment                               (77,366)         (87,890)        (244,300)
    Purchase of FHLB stock                                                    (90,600)              ---              ---
    Proceeds from sales of FHLB  stock                                          61,600          504,100              ---
                                                                          ------------     ------------     ------------
                         Net cash provided by (used in)
                           investing activities                            (5,864,987)     (27,980,489)       4,953,596
                                                                          ------------     -----------      ------------
Cash flows from financing activities:
    Net increase (decrease) in deposits                                      2,069,092     (11,649,185)      (3,967,577)
    Net proceeds from borrowed funds                                               ---              ---          140,000
    Repayment of borrowed funds                                                    ---        (112,000)         (28,000)
    Proceeds from stock issuance, net of purchase fractional shares                ---       14,307,920        1,423,387
    Cash retained by Mutual Holding Company                                        ---              ---        (110,000)
    Dividends paid on common stock                                           (612,816)        (161,280)         (90,150)
    Increase (decrease) in advance payments by borrowers for taxes
        and insurance                                                           35,473         (18,853)        (187,976)
                                                                          ------------     ------------     ------------
                         Net cash provided by (used in)
                           financing activities                              1,491,749        2,366,602      (2,820,316)
                                                                          ------------     ------------     ------------
Net increase (decrease) in cash and cash equivalents                       (1,642,162)     (22,510,517)        5,900,293
Cash and cash equivalents at beginning of year                               9,127,636       31,638,153       25,737,860
                                                                          ------------     ------------     ------------
Cash and cash equivalents at end of year                                  $  7,485,474        9,127,636       31,638,153
                                                                          ============     ============     ============

Supplemental disclosure:
- - ------------------------

Cash paid during the year for:
        Interest on deposits and other borrowed money                     $  8,611,063        7,487,365        8,198,731
                                                                          ============     ============     ============
        Income taxes                                                      $  1,436,324        1,017,470        1,000,000
                                                                          ============     ============     ============
    Transfers from loans to real estate acquired
      through foreclosure                                                 $        ---          337,094          337,109
                                                                          ============     ============     ============
    Loans on sale of real estate owned                                    $     56,000          115,000          254,000
                                                                          ============     ============     ============

Noncash transactions -
    During 1995, the Company issued 48,346 shares of common stock, valued at $846,055 to Jefferson's management recognition plan.



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                        NOTES TO
                                               CONSOLIDATED FINANCIAL STATEMENTS


JEFFERSON BANCORP, INC. AND SUBSIDIARY
December 31, 1995 and 1994

================================================================================

(1) Summary of Significant Accounting Policies

    (a)  Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of Jefferson Bancorp, Inc. (the Company) and its wholly-owned subsidiary (collectively Jefferson). All significant intercompany transactions and balances have been eliminated in consolidation. Jefferson Bancorp, Inc. was created in 1994 in connection with the reorganization of Jefferson Federal Savings Bank (the Bank).

         Jefferson provides a full range of banking and thrift-related services to customers through its main office and branches in the greater New Orleans metropolitan area. Jefferson is subject to competition from other financial institutions and to regulations of certain federal agencies, including periodic examinations by those regulatory agencies.

    (b)  Cash and Cash Equivalents

         For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks and short-term investments with an original maturity of three months or less.

    (c)  Investment Securities

         Investment securities are classified as held to maturity and carried at amortized cost, adjusted for premiums and discounts which are recognized in interest income using the interest method over the remaining period to maturity. Jefferson has the intent and the ability to hold such investments to maturity.

         Gains and losses on the sale, if any, of investment securities are determined using the specific identification method.

         Stock in the Federal Home Loan Bank of Dallas is carried at cost. Since Jefferson is a member of the Federal Home Loan Bank, it is required to maintain an amount of stock based on its total assets. At December 31, 1995 and 1994, Jefferson held the required level of Federal Home Loan Bank stock.

    (d)  Mortgage-Backed Securities

         Mortgage-backed securities represent participating interests in pools of first mortgage loans originated and serviced by the issuers of the securities. Mortgage-backed securities are classified as held to maturity and are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Jefferson has the intent and the ability to hold these securities to maturity.

         Gains and losses on the sale, if any, of mortgage-backed securities are determined using the specific identification method.

    (e)  Loans Receivable

         Lending activities are concentrated in the greater New Orleans metropolitan area. Loans receivable are stated at unpaid principal balances less unearned discounts. Loans held for sale are carried at the lower of cost or market, determined in the aggregate. Discounts on consumer loans are recognized over the lives of the loans using methods that approximate the interest method.

         Substantially all fixed rate loans originated by Jefferson subsequent to January 1, 1992, except those originated to facilitate the sales of real estate owned, were identified at origination as being held for sale and were sold shortly after origination. Beginning in July 1993, loans originated with terms of 15 years or less were retained by Jefferson. Because loans originated for sale were sold shortly after origination, no gains or losses were realized on these sales.

         The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). As all loans are collateral dependent, impaired loans are measured at the fair value of the collateral and adjustments are made to the loan loss allowance and bad debt expense as necessary. Management's periodic evaluation of the adequacy of the allowance is based on Jefferson's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, and estimated value of any underlying collateral. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on regulatory findings or changes in economic conditions.

         Accrued interest on loans that are contractually ninety days or more past due is charged off or an allowance is established. The allowance is established by a charge to interest income equal to all interest previously accrued. Individual loans are returned to accrual status and interest income is recognized based upon management's determination of the ultimate collectibility of the loan.

    (f)  Loan Origination and Commitment Fees and Related Costs

         Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on Jefferson's historical prepayment experience. Commitment fees and costs are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised, the commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

    (g)  Real Estate Owned

         Real estate acquired through foreclosure or accounted for as in-substance foreclosure is initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value, less estimated costs to sell, at the date of foreclosure.
         Costs relating to development and improvement of property are capitalized, whereas costs relating to holding the property are expensed. Fair value is measured by the market value of the active market of the foreclosed asset, if available. If active markets exist for only similar assets, selling prices in that market or cash flow analyses are used by management in estimating fair value.

         Valuations are periodically performed by management and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value less estimated selling expenses.

    (h)  Office Properties and Equipment

         Office properties and equipment are carried at cost less accumulated depreciation and amortization, which are computed on a straight-line basis over the estimated economic lives of the assets or the terms of the leases for leasehold improvements. The estimated useful lives are five to twenty years on buildings and improvements and three to ten years on furniture, fixtures and equipment. Maintenance and repairs are charged to operations as incurred. Gains and losses on the disposition of office properties and equipment are credited or charged to income.

    (i)  Income Taxes

         Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (j)  Earnings per Share

         Earnings per share have been calculated based on the weighted average number of shares of common stock outstanding, including common stock equivalents, during the period. The weighted average number of shares outstanding during 1995, 1994 and 1993 were 2,067,906, 2,084,719 and
         2,113,962. For earnings per share computations, ESOP shares that have been committed to be released and MRP shares earned are considered outstanding. The outstanding shares of common stock at December 31, 1993 were restated to reflect the effect of the conversion and reorganization.

    (k)  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of interest income and expense and noninterest income and expense during the reporting period. Actual results could differ from those estimates.

    (l)  Recent Accounting Developments

         In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This statement addresses the accounting by creditors for impairment of certain loans and requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, observable market price, or the fair value of the collateral, if the loan is collateral dependent. In October 1994, the FASB issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." This statement amends SFAS No. 114 by eliminating the provisions in SFAS No. 114 that described how a creditor should report income on an impaired loan. This statement did, however, change the provisions in SFAS No. 114 requiring a creditor to measure impairment based on the present value of expected future cash flows or observable market price of the loan or fair value of collateral, if the loan is collateral dependent. Both of these statements were effective for fiscal years beginning after December 15, 1994.

         In October 1994, the FASB issued SFAS No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments." This statement requires disclosures about derivative financial instruments - futures, forward, swap and option contracts and other financial instruments with similar characteristics. The disclosures required include amounts, nature, terms, average fair value, net trading gains or losses, anticipated transactions and other similar characteristics of derivative financial instruments and a distinction between financial instruments held or issued for trading purposes and those held or issued for purposes other than trading.
         The statement was effective for fiscal years ending after December 15, 1994. There was no impact of the adoption of SFAS No. 119 to the consolidated financial statements.

         In December 1994, the AICPA issued Statement of Position (SOP) 94-6, "Disclosure of Certain Significant Risks and Uncertainties," which addresses risk and uncertainties that could significantly affect the amounts reported in the financial statements in the near term or the near-term functioning of the reporting entity. The risk and uncertainties the SOP addresses results from the nature of the entity's operations, from the necessary use of estimates in the preparation of the entity's financial statements and from significant concentrations in certain aspects of the entity's operations. Near term is defined as a period of time not to exceed one year from the date of the financial statements. This SOP is effective for financial statements issued for fiscal years ending after December 15, 1995 and for financial statements for interim periods in fiscal years subsequent to the year for which this SOP is to be first applied. Management has implemented the SOP in the consolidated financial statement disclosures.

         In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used for long-lived assets and certain identifiable intangibles to be disposed of. This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. This statement does not apply to financial instruments, long-term customer relationships of a financial institution (for example, core deposit intangibles and credit cardholder intangibles), mortgage and other servicing rights, deferred policy acquisition costs, or deferred tax assets. This statement is effective for financial statements for fiscal years beginning after December 15, 1995. Management anticipates that the effect of the adoption of SFAS No. 121 will not have any significant impact on the consolidated financial statements.

         In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." This statement requires that (1) mortgage banking enterprises recognize as separate assets rights to service mortgage loans for others, however these servicing rights are acquired, and
         (2) a mortgage banking enterprise assess its capitalized mortgage servicing rights and requires a mortgage banking enterprise to stratify its mortgage servicing rights that are capitalized after the adoption of this Statement. Impairment should be recognized through a valuation allowance for each impaired stratum. SFAS 122 applies prospectively in fiscal years beginning after December 15, 1995, to transactions in which a mortgage banking enterprise sells or securities mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including those purchased before the adoption of this Statement. The Bank performs minimal mortgage banking activities and has sold its newly originated long-term mortgage loans with servicing rights released; management believes that the impact of this statement will be minimal.

         In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for transactions entered into after December 15, 1995. This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. This Statement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. As the adoption of this FASB will be prospective, Jefferson anticipates no impact to the consolidated financial statements.

         Legislation is currently being discussed in the House and Senate of the U.S. Congress related to the condition of the Savings Association Insurance Fund ("SAIF"), the recapitalization of the SAIF by a one-time special assessment to be charged to SAIF-insured institutions (effective January 1, 1996) of approximately $6.6 billion, or approximately $0.85 to $0.90 for every $100 of assessable deposits, and an eventual merger of the SAIF with the Bank Insurance Fund ("BIF"). In addition, there is proposed legislation before Congress to require federally chartered savings institutions to convert to either a national bank or state charter by January 1, 1998. Savings and loan holding companies would be required to become bank holding companies on January 1, 1998. The proposed legislation would also address the bad debt federal tax reserves of savings institutions which would currently be affected by the conversion to a bank charter. Management is currently unable to predict the eventual outcome of these legislative proposals. However, should the proposed assessment of $0.85 to $0.90 of assessable deposits be enacted, based on the deposits held on September 30, 1995, the Bank's pro rata share would amount to approximately $1,974,000 to $2,090,000.

    (m)  Reclassifications
         Certain amounts for the years ended December 31, 1994 and 1993 have been reclassified.


(2) Investment Securities

    The investment securities, classified as held to maturity, included in the consolidated statements of financial condition, are as follows:


                                                                                December 31, 1995
                                               ----------------------------------------------------------------
                                                                       Gross            Gross
                                                   Amortized      unrealized       unrealized            Market
                                                        cost             gain            loss             value
                                               -------------    -------------   -------------    --------------
    U.S. Agency securities                     $  79,994,356          747,579          67,651        80,674,284
    United States Treasury notes and bills         2,001,654            2,759           1,131         2,003,282
                                               -------------    -------------    ------------     -------------

                                               $  81,996,010          750,338          68,782        82,677,566
                                               =============    =============     ===========     =============

                                                                     December 31, 1994
                                               ----------------------------------------------------------------
                                                                        Gross           Gross
                                                   Amortized       unrealized      unrealized            Market
                                                        cost             gain            loss             value
                                               -------------    -------------    -------------     ------------
    U.S. Agency securities                     $  94,990,394           19,474       1,257,852        93,752,016
    United States Treasury notes and bills         8,993,462               --         169,243         8,824,219
                                               -------------    -------------    -------------     ------------

                                                $103,983,856           19,474       1,427,095       102,576,235
                                               =============    =============     ===========      ============




    The investment securities as of December 31 mature as follows:

                                                               1995                            1994
                                               ----------------------------------------------------------------
                                                   Amortized           Market        Amortised           Market
         Matures within                                 cost            value             cost            value
                                               -------------     ------------     ------------    -------------
         First year                             $ 39,718,560       39,901,159       71,250,799       70,667,156
         Second Year                              36,283,599       36,693,750       23,762,666       23,428,297
         Third year                                4,993,851        5,082,813        4,979,341        4,808,438
         Fourth year                               1,000,000          999,844        2,991,050        2,762,813
         Fifth year                                      ---              ---        1,000,000          909,531
                                                ------------     ------------     ------------    -------------

                                                $ 81,996,010       82,677,566      103,983,856      102,576,235
                                                ============     ============     ============    =============


(3) Mortgage-backed Securities

    The amortized cost and estimated market values of mortgage-backed securities, classified as held to maturity, at December 31 are summarized as follows:

                                                                            1995
                                               ----------------------------------------------------------------
                                                                        Gross           Gross
                                                   Amortized       unrealized      unrealized           Market
                                                        cost             gain            loss           value
                                               -------------    -------------    ------------    -------------
    FNMA certificates:
         Fixed rates (6.0% - 13.25%)            $  5,509,052           87,749          78,945        5,517,856
         Adjustable rates                          5,192,453           27,213          43,440        5,176,226
         5 to 7 year balloons (6.0% - 7.5%)        6,270,143           45,888          42,758        6,273,273
                                                ------------       ----------     -----------     ------------
                                                  16,971,648          160,850         165,143       16,967,355
                                                ------------       ----------     -----------     ------------
    GNMA certificates:
         Fixed rates (8.5% - 13.0%)                8,088,120          345,293             ---        8,433,413
         Adjustable rates                          9,066,200          129,480             ---        9,195,680
                                                ------------       ----------     -----------     ------------
                                                  17,154,320          474,773             ---       17,629,093
                                                ------------       ----------     -----------     ------------
    FHLMC certificates:
         Fixed rates (6.0% - 12.75%)               2,182,291           34,854          51,327        2,165,818
         Adjustable rates                          3,053,659           33,943           5,381        3,082,221
         5 to 7 year balloons (5.5% - 7.5%)       66,989,761          722,829         209,653       67,502,937
                                                ------------       ----------     -----------     ------------
                                                  72,225,711          791,626         266,361       72,750,976
                                                ------------       ----------     -----------     ------------
    Total mortgage-backed securities:
         Fixed rates                              15,779,463          467,896         130,272       16,117,087
         Adjustable rates                         17,312,312          190,636          48,821       17,454,127
         5 to 7 year balloons                     73,259,904          768,717         252,411       73,776,210
                                                ------------       ----------     -----------     ------------

                                                $106,351,679        1,427,249         431,504      107,347,424
                                                ============       ==========     ===========     ============

                                                                              1994
                                               ----------------------------------------------------------------
                                                                       Gross            Gross
                                                   Amortized      unrealized       unrealized            Market
                                                        cost            gain             loss             value
                                               -------------    -------------    -------------     ------------
    FNMA certificates:
         Fixed rates (6.0% - 13.25%)           $  6,355,903           43,411           522,208        5,877,106
         Adjustable rates                         6,360,913              ---           233,579        6,127,334
         5 year balloons (6.0% - 7.0%)            2,205,222              ---           200,284        2,004,938
                                               -------------    ------------     -------------     ------------
                                                 14,922,038           43,411           956,071       14,009,378
                                               ------------     ------------     -------------     ------------
    GNMA certificates:
         Fixed rates (8.5% - 13.0%)               9,105,391            3,763           155,028        8,954,126
         Adjustable rates                        10,209,143              ---           383,253        9,825,890
                                               ------------     ------------     -------------     ------------
                                                 19,314,534            3,763           538,281       18,780,016
                                               ------------     ------------     -------------     ------------
    FHLMC certificates:
         Fixed rates (6.0% - 12.75%)              2,546,434           25,142           258,383        2,313,193
         Adjustable rates                         3,892,282              ---           110,805        3,781,477
         5 to 7 year balloons (6.0% - 7.5%)      38,976,259              ---         1,987,415       36,988,844
                                               ------------     ------------     -------------     ------------
                                                 45,414,975           25,142         2,356,603       43,083,514
                                               ------------     ------------     -------------     ------------
    Total mortgage-backed securities:
         Fixed rates                             18,007,728           72,316           935,619       17,144,425
         Adjustable rates                        20,462,338              ---           727,637       19,734,701
         5 to 7 year balloons                    41,181,481              ---         2,187,699       38,993,782
                                               ------------     ------------     -------------     ------------

                                                $79,651,547           72,316         3,850,955       75,872,908
                                               ============     ============     =============     ============



The final contractual maturities of the underlying mortgages, classified as held to maturity, are as follows as of December 31:


                                                              1995                              1994
                                               -----------------------------     ------------------------------
                                                   Amortized          Market         Amortized           Market
                                                        cost           value              cost            value
                                               -------------    ------------     -------------    -------------
    Due within one year                       $    2,296,436        2,331,373              ---             ---
    Due after one year through five years         70,963,471       71,444,838       40,263,585       38,173,050
    Due after five years through ten years         3,920,458        3,820,811        5,611,477        4,960,598
    Due after ten years through twenty years       4,521,408        4,613,070        4,664,403        4,459,129
    Due after twenty years                        24,649,906       25,137,332       29,112,082       28,280,131
                                               -------------    -------------     ------------    -------------

                                               $ 106,351,679      107,347,424      $79,651,547       75,872,908
                                               =============    =============    =============    =============


Expected maturities will differ from contractual maturities because borrowers generally are permitted to prepay their obligations, frequently without prepayment penalties.

(4) Loans Receivable

    Loans receivable at December 31 consist of the following:

                                                                         1995             1994
                                                                  -----------     ------------
         Secured by real estate, first mortgage loans:
           Conventional                                           $52,983,011       50,602,884
           FHA-VA insured                                           1,264,264        1,439,838
           Multi-family residential and non-residential             2,172,231        3,285,560
                                                                  -----------     ------------
                                                                   56,419,506       55,328,282

         Loans secured by savings accounts                          4,409,051        4,027,182
         Consumer, principally secured home
           improvement loans                                        2,314,031        2,675,118
                                                                  -----------     ------------

               Total loans receivable                              63,142,588       62,030,582

         Allowance for loan losses                                   (690,855)        (585,600)
         Unearned discount                                            (30,397)         (31,357)
         Deferred loan fees                                           (28,216)         (59,607)
                                                                  -----------     ------------
                                                                   62,393,120       61,354,018
         Less loans held for sale                                      87,230              ---
                                                                  -----------     ------------

               Loans receivable, net                              $62,305,890       61,354,018
                                                                  ===========     ============


    Loans serviced for others by Jefferson are approximately $5,300,000 and $6,000,000 at December 31, 1995 and 1994, respectively.

    Loans receivable include approximately $5,900,000 and $6,700,000 of adjustable rate loans and $57,200,000 and $55,300,000 of fixed rate loans at December 31, 1995 and 1994, respectively.

    At December 31, 1995 and 1994, approximately $950,000 and $1,000,000, respectively, of loans are on a nonaccrual basis. The additional amount of income that would have been recognized during the years ended December 31, 1995, 1994 and 1993 had the nonaccrual loans performed according to their terms approximates $31,500, $25,600 and $31,000, respectively. Impaired loans are not material to the consolidated financial statements. In addition, included in loans receivable at December 31, 1995 and 1994 are loans in the amount of $493,000 and $708,000, respectively, whose terms have been modified in troubled debt restructurings (TDR). The effects on income as a result of such modifications, which generally involved extensions of maturities of the loans, during each of the years ended December 31, 1995 and 1994, are not material to the consolidated financial statements. Jefferson does not have any commitments to lend additional funds to borrowers in TDRs.

    The average yield on loans for the years ended December 31, 1995, 1994 and 1993 was 8.5%, 8.6% and 9.2%, respectively.

    The activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                                                        1995             1994             1993
                                                                  ----------      -----------      -----------
         Beginning balance                                        $  585,600          585,545          483,225
         Provision charged to income                                 100,754          (27,387)         131,361
         Losses charged to allowance                                     ---              ---          (33,401)
         Recoveries                                                    4,501           27,442            4,360
                                                                  ----------      -----------      -----------

             Ending balance                                       $  690,855          585,600          585,545
                                                                  ==========      ===========      ===========


    Loans to members of the Board and employees of Jefferson are not material to total stockholders' equity.

(5) Real Estate Owned

    Real estate owned consists of the following at December 31:

                                                                        1995             1994
                                                                ------------     -------------
         Real estate acquired through foreclosure               $        ---            77,773
         Less allowance for losses                                       ---            (3,888)
                                                                ------------     -------------

                                                                $        ---            73,885
                                                                ============     =============


    The changes in the allowance for losses on real estate owned are summarized as follows for the years ended December 31:

                                                                                          1995           1994             1993
                                                                                --------------    -----------     ------------
         Beginning balance                                                      $       3,888           1,010          151,978
         Provision (recovery) for losses on real estate owned                          (3,888)          2,878            4,936
         Loss on sale of real estate owned charged to allowance                           ---             ---         (155,904)
                                                                                -------------     -----------     ------------

                                                                                $         ---           3,888            1,010
                                                                                =============     ===========     ============



(6) Office Properties and Equipment

    Office properties and equipment consist of the following at December 31:

                                                                                          1995             1994
                                                                                 -------------     ------------
         Land                                                                    $   1,181,859        1,181,859
         Buildings and improvements                                                  2,551,601        2,532,652
         Furniture, fixtures and equipment                                           3,647,987        3,585,750
                                                                                 -------------     ------------

                                                                                     7,381,447        7,300,261
         Less accumulated depreciation and amortization                             (4,890,483)      (4,650,479)
                                                                                 -------------     ------------

                                                                                 $   2,490,964        2,649,782
                                                                                 =============     ============




(7) Accrued Interest Receivable

    Accrued interest receivable consists of earned but uncollected interest as follows at December 31:

                                                                                          1995             1994
                                                                                --------------    -------------
         Interest-bearing deposits                                              $        4,868              331
         Investment securities                                                       1,360,672        1,174,957
         Loans receivable                                                              384,865          394,666
         Mortgage-backed securities                                                    608,201          462,049
                                                                                --------------    -------------

                                                                                $    2,358,606        2,032,003
                                                                                ==============    =============

(8) Deposits

    Deposits at December 31 are summarized below:

                                                           1995                             1994
                                               -----------------------------    ----------------------------
                                                     Amount                %        Amount                 %
                                               ------------    -------------     -----------     -----------
    Certificate accounts:
         2.25% - 4.00%                         $   2,130,852            0.9%    $ 29,088,287           12.8%
         4.01% - 6.00%                            88,238,701           38.5%      77,328,839           34.1%
         6.01% - 8.00%                            27,287,935           11.9%       9,523,358            4.2%
         8.01% - 10.00%                              161,746            0.1%         251,337            0.1%
                                               -------------   -------------    ------------    ------------

         Total certificate accounts              117,819,234           51.4%     116,191,821           51.2%
                                               -------------   -------------     ------------    ------------

    Transaction accounts:
         Passbook accounts                        61,717,640           26.9%      62,014,367           27.3%
         Money market accounts                    14,893,845            6.6%      17,009,700            7.5%
         NOW accounts                             34,634,418           15.1%      31,780,157           14.0%
                                               -------------    ------------    ------------    ------------

         Total transaction accounts              111,245,903           48.6%     110,804,224           48.8%
                                               -------------    ------------    ------------     -----------

           Total deposits                       $229,065,137          100.0%    $226,996,045          100.0%
                                               =============    ============    ============     ===========

    The aggregate amount of certificates of deposit with a minimum denomination equal to or greater than $100,000 was approximately $6,900,000 and $6,000,000 at December 31, 1995 and 1994, respectively.

    The average rate on certificates of deposit was 5.2% and 4.3% for the years ended December 31, 1995 and 1994, respectively. The average rate for passbook accounts was 2.5% and 2.3% and for NOW and money market accounts was 2.0% and 1.9% for the years ended December 31, 1995 and 1994, respectively. The average rate on all deposits for the years ended December 31, 1995 and 1994 was 3.8% and 3.2%, respectively. At December 31, 1995 and 1994, the interest rate on passbook and money market accounts was 2.5% and 2.25%, respectively; the interest rate on NOW accounts ranged 1.75% to 2.0% at December 31, 1995 and 1994.

    Interest expense on deposits is summarized as follows:

                                                   1995                           1994                         1993
    Type of                             ------------------------      --------------------------    -------------------------
    Account                                 Amount             %           Amount              %        Amount              %
    -------                             ----------     ---------      -----------     ----------    ----------     ----------
    Passbook                            $1,534,573         17.8%       $1,461,216          19.6%    $1,504,526          18.5%
    NOW and money market                   985,808         11.4%        1,004,359          13.4%     1,116,792          13.7%
    Certificates of deposit              6,101,093         70.8%        5,007,409          67.0%     5,505,848          67.8%
                                        ----------     ---------      -----------     ----------    ----------      ---------

                                        $8,621,474        100.0%       $7,472,984         100.0%    $8,127,166         100.0%
                                        ==========     =========      ===========     ==========    ==========      =========

    The aggregate remaining maturities of deposits at December 31 are summarized as follows:

                                                               1995                           1994
                                                ----------------------------     -----------------------------
         Term to Maturity                             Amount               %           Amount                %
         ----------------                       ------------     -----------      ------------    ------------
         Due on demand                          $111,245,903           48.6%      $110,804,223           48.7%
         Within 12 months                         62,373,038           27.2         69,663,081           30.7
         13 months to 24 months                   34,196,417           14.9         21,585,901            9.5
         25 months to 36 months                   13,151,344            5.8         14,889,792            6.6
         37 months to 48 months                    3,078,399            1.3          3,757,534            1.7
         49 months to 60 months                    3,155,740            1.4          2,926,189            1.3
         Greater than 60 months                    1,864,296            0.8          3,369,325            1.5
                                                ------------     -----------      ------------    ------------

                                                $229,065,137          100.0%      $226,996,045          100.0%
                                                ============     ===========      ============    ============

(9) Federal Income Taxes

    A reconciliation between Jefferson's "statutory" federal income tax rate and Jefferson's "effective" federal income tax rate follows for the years ended December 31:

                                                                                         1995             1994             1993
                                                                                 -------------    -------------   -------------
    Statutory federal income tax rate                                                   34.0%            34.0%            34.0%
    Difference in federal bad debt deduction for
         book and tax purposes                                                          (4.7)            (3.0)             1.2
                                                                                 ------------     ------------    -------------

             Effective tax rate                                                         29.3%            31.0%            35.2%
                                                                                 ============     ============    =============


    Income tax expense consists of federal income tax; state income taxes are immaterial. The effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at December 31 are presented below:


                                                                                          1995             1994            1993
                                                                                  ------------     ------------     -----------
    Deferred tax assets:
         General loan loss allowance                                              $    230,879          194,714         193,717
         Profit sharing plan contributions, difference
             in recognition methods                                                     46,165           15,300             ---
         Deferred revenue, principally due to
             loan fees                                                                   8,101           18,151          23,734
                                                                                  ------------     ------------     -----------

             Deferred tax assets                                                       285,145          228,165         217,451
                                                                                  ------------     ------------     -----------

    Deferred tax liabilities:
         Office properties and equipment,
             principally due to differences in cost
             basis and depreciation                                                     80,879          111,654         153,130
         Federal Home Loan Bank stock, due to
             difference in basis                                                       170,868          150,317         187,753
         Prepaid SAIF insurance premiums
             difference in recognition methods                                          90,378           89,722             ---
         Bad debt reserve, due to decline in tax
             base year reserves                                                        250,888          356,835         366,357
                                                                                  ------------     ------------     -----------

    Deferred tax liabilities                                                           593,013          708,528         707,240
                                                                                  ------------     ------------     -----------

    Net deferred tax liability                                                    $    307,868          480,363         489,789
                                                                                  ============     ============     ===========



         It is management's opinion that, more likely than not, the results of future operations will generate sufficient changes in the loan portfolio to realize the general loan loss allowance deferred tax asset.

         Jefferson is allowed a special bad debt deduction computed under the percentage of taxable income method or the experience method, whichever is more beneficial. The percentage of taxable income method is limited generally to approximately 8% of taxable income. If this method is elected, actual losses are not deductible. Under the experience method, the bad debt deduction is computed based on actual loan loss experience. Jefferson has utilized the percentage of taxable income method for the years ended 1995, 1994 and 1993 to determine the maximum allowable bad debt deduction for tax purposes.

         The cumulative amount of bad debt deductions constitutes a restriction on the use of Jefferson's retained earnings for tax purposes. If any portion of this amount is subsequently used for purposes other than to absorb loan losses, the amount so charged will be subject to federal income taxes at the then current tax rate. The cumulative bad debt deduction as of December 31, 1995, for which no provision for federal income taxes has been provided, is approximately $3,400,000.

(10)     FIRREA of 1989 and FDICIA of 1991

         The Federal Deposit Insurance Corporation Improvement Act (FDICIA) was signed into law in December 1991. Regulations implementing the provisions of FDICIA became effective on December 19, 1992. In addition to prompt corrective action requirements, FDICIA included significant changes to the legal and regulatory environment for insured depository institutions, including reducing insurance coverage, increasing the reporting requirements for financial institutions, establishing five capital categories, modifying the required ratio of housing related assets in order to qualify as a savings institution and enacting new regulations concerning internal controls, accounting and operations.

         FIRREA was signed into law on August 9, 1989; regulations for savings institutions' minimum capital requirements went into effect on December 7, 1989. In addition to its capital requirements, FIRREA included provisions for changes in the federal regulatory structure for institutions including a new deposit insurance system, increased deposit insurance premiums and restricted investment activities with respect to non-investment grade corporate debt and certain other investments. FIRREA also increased the required ratio of housing related assets in order to qualify as a savings institution, which were later modified by FDICIA.

         To be considered "well capitalized," an institution must generally have a leverage ratio of 5% or higher, a Tier 1 risk-based ratio of 6% or higher and a total risk-based ratio of 10% or higher. The Bank was classified as a well capitalized utilization at December 31, 1995 and 1994.

         At December 31, 1995 and 1994, the Bank met all of the regulatory capital requirements, as defined by FIRREA and FDICIA.

         At December 31, the Bank's regulatory capital amounts were as follows:

                                                   1995
                       -----------------------------------------------------------
                                                                 Tier 1      Total
                                                        Core       Risk       Risk
                        Equity  Tangible  Tangible  leverage      based      based
(amounts in 000's)     capital    equity   capital   capital    capital    capital
                       -------    ------   -------   -------    -------    -------
Common stock           $     1
Paid in capital         13,387
Unearned
  compensation          (1,651)
Retained earnings       16,584
                        ------

Equity capital         $28,321    28,321    28,321    28,321     28,321     28,321
                       =======

Adjustment - general
  valuation
  allowance                          ---       ---       ---        ---        679
                                 -------    ------    ------     ------     ------

Regulatory
  capital
  measure                        $28,321    28,321    28,321     28,321     29,000
                                 =======    ======    ======     ======     ======

Total assets          $259,237
                      ========

Adjusted total
  assets                        $259,237   259,237   259,237
                                ========   =======   =======

Risk-weighted
  assets                                                        $70,333     70,333
                                                                =======     ======

Capital ratio                      10.9%     10.9%     10.9%      40.3%      41.2%
                                   =====     =====     =====      =====      =====

Required ratio                                1.5%      3.0%                  8.0%
                                              ====      ====                  ====

Required capital                            $3,889     7,777                 5,627
                                            ======     =====                 =====

Excess capital                             $24,432    20,544                23,373
                                           =======    ======                ======

                                                   1994
                        -----------------------------------------------------------
                                                                 Tier 1      Total
                                                         Core      Risk       Risk
                         Equity  Tangible  Tangible  leverage     based      based
(amounts in 000's)      capital    equity   capital   capital   capital    capital
                        -------    ------   -------   -------   -------   --------
Common stock            $     1
Paid in capital          12,495
Unearned
  compensation           (1,172)
Retained earnings        15,400
                        -------

Equity capital          $26,724    26,724   26,724    26,724    26,724     26,724
                        =======

Adjustment - general
  valuation
  allowance                           ---      ---       ---       ---        569
                                  -------   ------    ------    ------     ------

Regulatory
  capital
  measure                         $26,724   26,724    26,724    26,724     27,293
                                  =======   ======    ======    ======     ======

Total assets           $255,934
                       ========

Adjusted total
  assets                          255,934  255,934   255,934
                                  =======  =======   =======

Risk-weighted
  assets                                                        68,524     68,524
                                                                ======     ======

Capital ratio                       10.4%    10.4%     10.4%     39.0%      39.8%
                                    =====    =====     =====     =====      =====

Required ratio                                1.5%      3.0%                 8.0%
                                              ====      ====                 ====

Required capital                            $3,839     7,678                5,482
                                            ======     =====               ======

Excess capital                             $22,885    19,046               21,811
                                           =======    ======               ======

(11)  Benefit Plans

      (a) Profit-sharing Plan and Deferred Compensation Plans

          Jefferson sponsors a profit-sharing plan in which all eligible employees participate. In conjunction with this plan, Jefferson sponsors a 401(k) Plan in which all employees may participate. Employees can contribute a maximum of 10% of their base salary to the 401(k) plan. In 1993, Jefferson began to match 25% of employee contributions up to 8% of their base salary. Contributions to the plans are at the discretion of the Board of Directors.
          Profit-sharing plan expenses, including 401(k) plan match contributions and deferred compensation, related to these plans were $259,707 in 1995, $248,715 in 1994, and $215,724 in 1993.

      (b) Employee Stock Ownership Plan

          Jefferson sponsors an Employee Stock Ownership Plan (ESOP) for the employees of the Bank. The ESOP plan is a successor plan to the Bank's ESOP plan, which was restructured as part of the reorganization described in note 15. During 1994 and 1993, respectively, the ESOP purchased 112,808 and 37,138 shares of common stock from Jefferson. The 1993 shares were originally purchased with funds obtained from a third-party lender and guaranteed by Jefferson. As part of the reorganization, the remaining liability was paid to the lender by Jefferson, in exchange for a new note with a variable interest rate based on the prime rate, maturing in December 1997. To purchase the 1994 shares, the ESOP borrowed funds from Jefferson; these funds will be repaid to Jefferson over a seven year period at a variable interest rate based on the prime rate, which was 8.5% at December 31, 1995 and 1994.

          Dividends on allocated shares are charged to retained earnings and amounted to $6,623 and $1,763 during 1995 and 1994, respectively. No allocated shares were charged to retained earnings in 1993.
          Dividends on unallocated shares have been or will be used for debt service payments and amounted to $38,361, $10,160 and $6,300 in 1995, 1994 and 1993, respectively. Compensation expense related to the ESOP is based on the shares committed to be released at the fair value of the shares at the date of release and amounted to $502,358, $98,564 and $34,214 in 1995, 1994 and 1993, respectively.

                                                             1995             1994
                                                    -------------    -------------
                  Allocated shares                         48,579           22,076
                  Suspense shares                         101,367          127,870
                                                    -------------    -------------
                  Total shares                            149,946          149,946
                                                    =============    =============
                  Fair market value                  $  2,886,461        2,061,758
                                                    =============    =============

      (c) Management Recognition Plan

          In addition to the ESOP plan, in 1993 and 1995 Jefferson adopted separate management recognition plans (MRP) to which it issued 15,916 and 48,346 shares, at a cost of $60,000 and $846,055, respectively. The 1993 shares were included in the reorganization as described in note 15. Management awarded these shares of stock to the participants of the 1993 plan and awarded 24,750 of the 1995 shares (unawarded shares are 23,596) to participants of the 1995 plan.

          Participants earn a third of their 1993 award annually over a three-year period ending January 1, 1996 and a fifth of their 1995 award over a five-year period ending April 19, 2000. The market value of the awarded but not vested MRP shares at December 31, 1995 was $578,558. Compensation expense in 1995 was $64,969. Dividends on unawarded shares were $1,770 and dividends on awarded shares were $6,631.

      (d) Stock Options

          The Bank granted stock options to certain of its directors, officers and key employees during 1993 and 1995 under stock option plans at a price not less than the fair market value at the date of the grant. A summary of the stock option information follows:

                                                                1995                                      1994
                                                  -------------------------------           ------------------------------
                                                  Number of                                 Number of
                                                     shares          Option price              shares         Option price
                                                  ---------       ---------------           ---------         ------------
          Granted                                    79,100       $14.13 - $17.50               ---
          Exercised                                     ---                   ---              2,653                $10.00
          Expired                                       ---                   ---              1,326
          Outstanding, end of year                  121,534        $3.77 - $17.50             42,434         $3.77 - $4.71
          Exercisable, end of year                  121,534        $3.77 - $17.50             42,434         $3.77 - $4.71

Options expire, except for death, disability or retirement, 10 years after the date of grant, or three months after which optionee ceases to be employed.

(12)  Commitments and Other Matters

      Jefferson leases certain of its branches and other facilities. The following is a schedule, by year, of the future minimum lease payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 1995:

               Year ending                                   Amount due
               December 31                                   during year
               -----------                                   -----------
               1996                                           $ 30,155
               1997                                             16,575
               1998                                              6,875
               1999                                              1,146
                                                              --------
               Total minimum payments required                $ 54,751
                                                              ========

      Lease payments made in connection with these noncancelable operating leases amounted to $53,976 in 1995, $53,908 in 1994 and $54,710 in 1993.
      Jefferson is a party to financial instruments with an off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Jefferson had commitments to extend credit of $832,000 and $292,000 at December 31, 1995 and 1994, respectively.

      Commitments are disbursed subject to certain restrictions and extend over varying periods of time with the majority being disbursed within a sixty-day period. Once disbursed, these loans will be secured by first mortgages on real estate or consumer loans.

      Jefferson makes certain representations and warranties regarding the loans it sells, primarily with respect to the origination of the loans and the loan documents. Any violation of these representations and warranties or the existence of certain deficiencies in the loans during a specified period (including two or more monthly payments in a loan becoming past due within the first six months following the sale of the loan) may result in the required repurchase of the loans by Jefferson.
      As of December 31, 1995 and 1994, approximately $511,000 and $143,000, respectively, of the loans sold were sold within the preceding six-month period.


(13)  Disclosure about Fair Value of Financial Instruments

      SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires that Jefferson disclose estimated fair values of its financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

      (a) Cash and Interest-bearing Deposits

          For those short-term investments, the carrying amount is a reasonable estimate of fair value.

      (b) Investment Securities, Mortgage-backed Securities and Loans Held for Sale

          For investment securities, mortgage-backed securities and loans held for sale, fair values are based on quoted market prices or dealer quotes. Fair value should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. The impact of these considerations on the aggregate fair value is considered to be minimal.

      (c) Loans Receivable

          Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage and other. For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

          Fair value for significant nonperforming loans is based on current management evaluations of the value of the collateral securing these loans.

      (d) Deposit Liabilities

          The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities and is based on the discounted value of contractual cash flows.

      (e) Commitments to Extend Credit

          The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the borrower. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Because of the short-term nature of the commitments, the carrying amount of the commitments approximates the estimated fair value for commitments to extend credit.

      (f) Limitations

          Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time Jefferson's entire holdings of a particular financial instrument. Because no market exists for a significant portion of Jefferson's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

          Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax liabilities, office properties and equipment, and other liabilities. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the above estimates.

          The following presents the estimated fair value of Jefferson's financial instruments at December 31:


                                                                      1995                                    1994
                                                  ------------------------------------     -----------------------------

                                                        Carrying                  Fair            Carrying          Fair
                                                          Amount                 Value              Amount         Value
                                                  --------------      ----------------     ---------------    ----------
Financial assets:
    Cash and interest-bearing deposits             $   7,485,474             7,485,474           9,127,637     9,127,637

    Other interest-bearing deposits                      400,000               400,000             100,000       100,000

    Investment securities                             81,996,010            82,667,566         103,983,856   102,576,235

    Mortgage-backed securities                       106,351,679           107,347,424          79,651,547    75,872,908

    Loans receivable, net                             62,305,890            64,717,181          61,354,018    61,003,670

    Loans held for sale                                   87,230                87,230                 ---           ---

    Federal Home Loan Bank stock                       1,318,000             1,318,000           1,206,300     1,206,300

Financial liabilities - deposits                     229,065,137           229,540,975         226,996,045   225,787,082

Unrecognized financial instrument -
    commitments to extend credit                         832,000               832,000             292,000       292,000

(14)     Selected Quarterly Financial Data (unaudited)

         The following table presents selected quarterly financial data for the years ended December 31, 1995 and 1994 (in thousands):

                                                   Year ended December 31, 1995            Year ended December 31, 1994
                                              ---------------------------------------   ------------------------------------
                                               First     Second     Third     Fourth     First    Second     Third    Fourth
                                              Quarter    Quarter   Quarter    Quarter   Quarter   Quarter   Quarter  Quarter
                                              -------   --------   -------   --------   -------   -------   -------  -------
Interest income                               $4,199      4,374     4,462      4,441    $3,570     3,586      3,804    4,041
Interest expense                               2,004      2,162     2,233      2,222     1,846     1,828      1,898    1,908
                                              ------   --------   -------   --------   -------   -------   --------    -----

  Net interest income                          2,195      2,212     2,229      2,219     1,724     1,758      1,906    2,133

Provision (recovery)
  for loan losses                                 60         39        (5)         7         1       (11)        (3)     (14)
                                              ------   --------   --------  --------   -------   --------  ---------   -----

Net interest income after provision
  (recovery) for loan losses                   2,135      2,173     2,234      2,212     1,723     1,769      1,909    2,147

Noninterest income                               288        275       277        276       286       299        342      336
Noninterest expense                            1,463      1,445     1,508      1,671     1,304     1,380      1,293    1,457
                                              ------   --------   -------   --------   -------   -------   --------    -----

Income before income taxes                       960      1,003     1,003        817       705       688        958    1,026
Income tax expense                               298        212       278        321       224       207        308      309
                                              ------   --------   -------   --------   -------   -------   --------    -----

  Net income                                  $  662        791       725        496       481       481        650      717
                                              ======   ========   =======   ========   =======   =======   ========    =====

Earnings per share                            $ 0.33       0.38      0.35       0.23     $0.23      0.23       0.31     0.35
                                              ======   ========   =======   ========   =======   =======   ========    =====


(15)     Reorganization and Change of Corporate Form

         On March 31, 1994, Jefferson Federal Savings Bank (the Bank) incorporated Jefferson Bancorp, Inc. (the Company) as a wholly-owned subsidiary to facilitate the reorganization of the Bank from the mutual holding company structure to the stock holding company structure. Prior to such reorganization, the Bank had 809,500 shares of common stock outstanding, of which 607,500 shares were held by Jefferson Federal Mutual Holding Company (the Mutual Holding Company).

         The Mutual Holding Company, the Bank and the Company each adopted a Plan of Conversion and Agreement and Plan of Reorganization (the
         Plan). Upon consummation of the following transactions pursuant to the Plan, the Bank became a wholly-owned subsidiary of the Company:
         (1) the Mutual Holding Company, which owned approximately 75% of the Bank, converted from mutual to stock form and simultaneously merged into the Bank, with the Bank being the surviving entity; (2) the Bank then merged into an interim institution (Interim), formed as a wholly-owned subsidiary of the Company, with the Bank being the surviving entity; and (3) the outstanding shares of Bank common stock (excluding shares held by the Mutual Holding Company, which were canceled), were exchanged for shares of common stock of the Company (Common Stock) pursuant to a ratio that resulted in the holders of such shares owning in the aggregate the same percentage of the Company as they owned of the Bank, before giving effect to such stockholders purchasing additional shares, receiving cash in lieu of fractional shares or exercising dissenters' rights (collectively, the Reorganization). The offer and sale of up to 1,725,000 shares of Common Stock by the Company (the Conversion Stock) and the Reorganization are referred to herein as the Conversion. Actual shares sold as a result of the Conversion were 1,611,553 (including ESOP shares of 112,808) and exchange shares were 535,735, resulting in total outstanding shares at the time of the consummation of the Conversion of 2,147,288.

         The Company filed a Form S-1 with the Securities and Exchange Commission (SEC) on April 11, 1994 which, as amended, was declared effective by the SEC on June 28, 1994. The Mutual Holding Company filed a Form AC with the Office of Thrift Supervision (OTS) on April 11, 1994. The Form AC and related offering and proxy materials, as amended, were conditionally approved by the OTS by letters dated June 30, 1994. The Company also filed an Application H-(e)1-S with the OTS on April 12, 1994, which was conditionally approved by the OTS, by letter dated July 12, 1994.

         The subscription and community offerings closed on August 8, 1994, and an updated appraisal report was filed with the OTS shortly thereafter in accordance with the Plan. The members of the Mutual Holding Company and the stockholders of the Bank approved the Plan at their respective meetings held on August 9, 1994. The effective date of the Conversion was August 18, 1994.

         The Reorganization was accounted for as a change in corporate form with the historic basis of Jefferson's assets, liabilities and equity unchanged as a result. Each depositor of the Bank as of the effective date of the Conversion will have upon liquidation of the Bank a right to his pro rata interest in a liquidation account established for the benefit of such depositors. Records have been maintained to ensure such rights receive statutory priority as required by OTS regulations. The Bank was reorganized on January 1, 1993 and is the successor organization of Jefferson Savings and Loan Association. The reorganization was accounted for as a change in corporate form with the historic basis of accounting for the Bank unchanged.

         In connection with the incorporation of the Company, the Company issued 100 shares of common stock to the Bank. The shares were canceled upon consummation of the Conversion.

         The 1993 financial statements contained herein are those of Jefferson as the predecessor entity.

         The stockholders of Jefferson Bancorp, Inc. approved the 1994 Management Recognition Plan and Trust ("MRP") at the annual meeting held on April 19, 1995. The OTS, by a letter dated May 31, 1995, advised the Company that it had no objections to the terms of this plan in the form approved by the Company's stockholders. The Board of Directors of the Company considered the expense to the Company of purchasing outstanding shares of its Common Stock in the marketplace to fund the MRP versus the effect of issuing authorized but unissued shares of its Common Stock to the MRP. The Board of Directors voted to authorize the issuance of 48,346 shares of authorized but unissued shares of its Common Stock to the MRP. The shares were issued in September 1995. Currently, 24,750 of the shares have been awarded.

                                            GENERAL INFORMATION FOR STOCKHOLDERS
                                                AND INDEPENDENT AUDITORS' REPORT

    GENERAL
    INFORMATION FOR
    STOCKHOLDERS

    THIS ANNUAL REPORT IS NOT CONSIDERED PROXY SOLICITING MATERIAL.

    ANNUAL MEETING
    The Annual Meeting of Stockholders of Jefferson Bancorp, Inc. (the "Company") will be held at 1011 Fourth Street, Gretna, Louisiana, on April 17, 1996, at 10:00 a.m. A formal notice of the Meeting, a proxy statement and a proxy form are included with this Annual Report which was mailed March 15, 1996 to all stockholders of record at the close of business on March 1, 1996.

    TRANSFER AGENT
    Registrar and Transfer Company
    10 Commerce Drive
    Cranford, New Jersey  10006
    (800) 456-0596

    INDEPENDENT AUDITORS
    KPMG Peat Marwick LLP
    Suite 3500 One Shell Square
    New Orleans, Louisiana 70139

    STOCKHOLDER
    AND GENERAL INQUIRIES
    Mr. Wayne G. Hymel, Sr.
    Vice President
    Jefferson Bancorp, Inc.
    1011 Fourth Street
    P. O. Box 326
    Gretna, Louisiana  70054
    (504) 368-1011

    STOCK LISTING
    Jefferson Bancorp, Inc., is listed on the Nasdaq National Market under the symbol JEBC. As of March 1, 1996, the approximate number of stockholders of record was 748. For a description of certain restrictions upon the Company's ability to pay dividends, see "Regulation - Capital
    Distributions" in the Form 10-K.

    The Tables below show the reported high and low bid prices of the common stock during the year ended December 31, 1995 and 1994 and dividend per share information for the same periods. Prior to the 1994 Conversion stock quotes are for Jefferson Federal Savings Bank common stock on Nasdaq "Pink Sheets." The dividend per share information for periods prior to the Conversion have been adjusted to reflect the number of shares of common stock outstanding following the Conversion.

                                                        1995                           1994        Dividend Payments Per Share
                                       ----------------------------------------------------        of Common Stock
    Quarter Ended                        High            Low            High            Low        1995           1994
                                       ------        -------          ------         ------        ----           ----
    March 31                           $17.25        $13.875          $13.25         $12.75        4@$.075      3@$.06
    June 30                             20.00          16.75           14.00          12.75                   1@$.0375
    September 30                        21.75         19.625           14.50          12.50
    December 31                         21.75          19.25           14.25          12.75


    The Board of Directors
    Jefferson Bancorp, Inc. and Subsidiary

    We have audited the accompanying consolidated statements of financial condition of Jefferson Bancorp, Inc. and subsidiary (Jefferson) as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of Jefferson's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Bancorp, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years ended December 31, 1995 in conformity with generally accepted accounting principles.



    New Orleans, Louisiana
    January 19, 1996

BOARD OF DIRECTORS,
OFFICERS, MANAGERS AND SERVICE LOCATIONS




 DIRECTORS                                         ADMINISTRATIVE AND BRANCH OFFICERS
 ---------                                         ----------------------------------
 Karen L. Knight                                   Elaine S. Gulizo                     Toni J. Causin, Assistant Cashier
 Chairman, President and CEO                       Assistant Vice President             WALL BOULEVARD OFFICE
                                                   PERSONNEL DIVISION
 Dr. G. Robert Murphy, Jr.                                                              William J. Cleveland, Jr.,
 Secretary and Vice President                                                           Assistant Cashier
 Doctor of Internal Medicine                       Amy S. Piazza                        METRO SERVICES CORPORATION
 West Jefferson Hospital,  Marrero, Louisiana      Assistant Vice President
                                                   ACCOUNTING DIVISION                  Joseph M. Dardis, Assistant
 Ada B. Knight                                                                          Cashier
 Investments, Self-Employed                                                             METAIRIE OFFICE
                                                   Robert J. "Bob" Johnston,
 George A. Relle                                   Assistant Vice President             Dwain Gannard, Assistant Cashier
 President of Joe J. Relle & Associates,           MORTGAGE DIVISION                    MARRERO OFFICE
 Realtors
                                                                                        David P. Giffin, Assistant Cashier
 John L. Hantel                                    Victor A. Avalos                     SPECIAL ASSETS DEPARTMENT
 Attorney - Private Practice in New Orleans        Assistant Vice President
                                                   METRO SERVICE CORPORATION            Judy S. Jackson, Assistant Cashier
 William P. Klotz, Sr.                                                                  MORTGAGE LOAN DIVISION
 Sales & Marketing Manager,                        Sonjia Ayres, Assistant Cashier
 Lengsfield Brothers, Inc. of New Orleans,         MARKETING & TRAINING DEPARTMENTS     Elizabeth H. Kirkman
 Louisiana                                                                              Assistant Cashier, CHECKING (NOW)
                                                   Sylvia S. Banta, Assistant Cashier   DEPARTMENT
 CORPORATE OFFICERS                                ALGIERS OFFICE
 ------------------
                                                                                        Karen T. Stoulig, Assistant
 Karen L. Knight                                   Karen B. Boudreaux, Assistant        Cashier
 Chairman, President and CEO                       Cashier                              COLLECTION DEPARTMENT
                                                   SAVINGS SERVICES DEPARTMENT
 Dr. G. Robert Murphy, Jr.                                                              John F. Timken, Jr., Assistant
 Secretary and Vice President                                                           Cashier
                                                                                        RIVER RIDGE OFFICE
 Raymond S. Montalbano, Sr.
 Assistant Secretary and Vice President

 Bryan J. Landry
 Vice President

 Wayne G. Hymel, Sr.
 Vice President




 FINANCIAL CENTERS                                                                  JEFF 24 (ATM'S)
 -----------------                                                                  ---------------
                                                                                    ALGIERS:             4626 General DeGaulle Drive
 MAIN OFFICE:                            2330 Barataria Boulevard  363-7878
 1011 Fourth Street, Gretna  363-7871    Darline B. Scheuermann,                    GRETNA:              1011 Fourth Street
 Bradd M. Jones, Acting Manager          Customer Service Manager

 Off-site Drive-Thru Location            METAIRIE:                                  HARVEY:              2046 Woodmere Boulevard
 1105 Fifth Street, Gretna               3929 Veterans Boulevard  363-7872                               1545 Lapalco at Manhattan
                                         Joseph M. Dardis, Branch Manager
                                                                                    MARRERO:             1820 Barataria Boulevard
                                                                                                         2330 Barataria Boulevard
 ALGIERS:                                RIVER RIDGE:
 4626 General DeGaulle Drive  363-7875   9300 Jefferson Highway  363-7873           METAIRIE:            3929 Veterans Boulevard
 Sylvia S. Banta, Branch Manager         John F. Timken, Jr.,Branch Manager
                                                                                    RIVER RIDGE:         9300 Jefferson Highway
 MARRERO:                                TERRYTOWN:
 1820 Barataria Boulevard  363-7874      111 Wall Boulevard  363-7876               TERRYTOWN:           111  Wall Boulevard
 Dwain Gannard, Branch Manager           Toni J. Causin, Branch Manager
                                                                                    WESTWEGO:            901A Westbank Expressway






36